Exhibit 99.4

JAGUAR MINING INC.

Annual Information Form
for the year ended December 31, 2009

Dated March 23, 2010

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	5
DESCRIPTION OF THE BUSINESS	22
JAGUAR GOLD OPERATIONS AND PROJECTS	27
RISK FACTORS	57
DIVIDENDS	65
DESCRIPTION OF CAPITAL STRUCTURE	66
MARKET FOR SECURITIES	67
DIRECTORS AND EXECUTIVE OFFICERS	68
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	74
TRANSFER AGENTS AND REGISTRAR	75
MATERIAL CONTRACTS	76
INTERESTS OF EXPERTS	77
ADDITIONAL INFORMATION	78
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	79

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expect”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur.  Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, political risks and other factors described in this annual information form under the heading “Risk Factors”.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:  that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that Jaguar Mining Inc. (“Jaguar”) receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that Jaguar is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in Jaguar’s costs of production or Jaguar’s production and productivity levels; that Jaguar is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for Jaguar’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that unforeseen changes to the political stability or government regulation in the country in which Jaguar operates do not occur; that there are no unanticipated changes to market competition, that Jaguar’s reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that Jaguar realizes expected premiums over London Metal Exchange cash and other benchmark prices; and that Jaguar maintains its ongoing relations with its employees and business partners and joint venturers; as well as those risk factors set out in this annual information form under the heading “Risk Factors”.

All of the forward-looking information in this annual information form, and the documents incorporated by reference herein, is qualified by these cautionary statements.  Forward-looking information contained herein is made as of the date of this annual information form and Jaguar disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by law.  There can be no assurance that the forward-looking information will prove to be accurate as actual results and future events could differ materially from those anticipated in making such statements containing forward-looking information.  Accordingly, readers should not place undue reliance on forward-looking information.

CORPORATE STRUCTURE

Jaguar was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick).  On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property.  In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility also located east of Belo Horizonte near the community of Caeté (the “Caeté Plant”) and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).  Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is currently a corporation existing under the laws of Ontario.  Jaguar’s head office is located at 125 North State Street, Concord, New Hampshire (USA) 03301, and its registered office is located at 1 First Canadian Place, 100 King Street West, Suite 4400, Box 63, Toronto, Ontario, Canada M5X 1B1.

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”), through a reverse take-over.  The amalgamated entity adopted the name “Jaguar Mining Inc.”  Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003.  Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.  On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”.  In July 2009, Jaguar received approval from the New York Stock Exchange (“NYSE”) to transfer the trading of its common shares from the NYSE Arca to the NYSE.  Trading on the NYSE began on July 6, 2009 also under the symbol “JAG”.

Jaguar has three wholly-owned direct subsidiaries, MSOL, Mineração Turmalina Ltda. (“MTL”) and Mineração Chega Tudo Ltda. (“MCT”), all incorporated under the laws of the Republic of Brazil.  The registered and head office of each of MSOL, MTL and MCT is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.

GENERAL DEVELOPMENT OF THE BUSINESS

Mining Exploration and Production History

Mining Properties Generally

Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.  In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar’s three producing properties, Turmalina, Paciência and Sabará, are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar has a fourth property in the Iron Quadrangle, the Caeté Project, which is currently under development.  In addition, Jaguar recently acquired the Gurupi Project in the state of Maranhão from Kinross Gold Corporation (“Kinross”).  Jaguar has also entered into a joint venture agreement with Xstrata plc. (“Xstrata”) to explore the Pedra Branca Project located in the state of Ceará, in northeastern Brazil.

Jaguar commissioned TechnoMine Services, LLC (“TechnoMine”) and Pincock Allen & Holt (“PAH”) to prepare technical reports in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) to set forth the mineral resources and reserves of all Jaguar’s properties.  All of the NI 43-101 compliant technical reports prepared on behalf of Jaguar can be found at www.sedar.com.  Additional information regarding each property, including the development of such property over the past three years, is set forth below.

Turmalina

Turmalina is an underground mine utilizing the “sublevel stoping” and the “cut and fill” mining methods with paste fill.  Turmalina is currently processing 1,800 tonnes per day of ore in the carbon-in-pulp (“CIP”) plant (the “Turmalina Plant”).

In 2009, Turmalina produced 82,071 ounces of gold at an average cash operating cost of US$424 per ounce compared to 72,785 ounces at an average cash operating cost of US$364 per ounce during 2008.  Mine production during 2009 totaled 621,467 tonnes at an average ROM grade of 5.03 grams per tonne compared to 497,122 tonnes at an average ROM grade of 5.31 grams per tonne during 2008.  Ore processed through the mill during 2009 was 587,949 tonnes at an average feed grade of 4.81 grams per tonne compared to 480,814 tonnes at an average feed grade of 5.46 grams per tonne during 2008.  The average plant recovery rate for 2009 was 89%, nearly achieving the design rate of 90%, compared to 88% in 2008.

On September 30, 2004, Jaguar acquired MTL and the 13,183-acre Turmalina gold project located in Minas Gerais, Brazil from AngloGold Ashanti Limited (“AngloGold Ashanti”).  Jaguar, through MSOL, agreed to pay US$1.35 million over three years for 100 percent ownership and operational control of the Turmalina concessions, which amount has been paid in full.

The Turmalina concessions are subject to a participation interest as follows:  (i) for production obtained as a result of washing of dragline-mined placers, open pit hydraulic mining or other similar method, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) ten percent of annual net revenue up to US$500,000, (b) five percent of annual net revenue between US$500,000 and US$1,000,000, and (c) two and a half percent of annual net revenue over US$1,000,000; and (ii) for production obtained as a result of in situ mineral reserves, in fresh or altered rocks, via underground or open pit mining, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) two percent of net revenue for the first six operational months, (b) two percent of net revenue during the 7th through 48th operational months (however, at least US$200,000 shall be paid every twelve months after the seventh month of production), (c) five percent after the first four years of production sale up to and including US$10,000,000, and (d) three percent after the first four years of production sale in excess of US$10,000,000.

In October 2004, TechnoMine completed a NI 43-101 technical report on the Turmalina gold project, which included resources for the Main and Northeast Targets (Ore Bodies A and B, respectively), as well as Faina and Pontal Targets.  This technical report was revised in December 2004.

During 2005, Jaguar completed a feasibility study on Turmalina and commissioned Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) (“Scott Wilson RPA”) to audit it and issue a technical report in compliance with NI 43-101.  Scott Wilson RPA issued its report on September 16, 2005, revised it on March 10, 2006, supplemented it on March 14, 2006 and, upon the completion of Phase II of the Turmalina exploration program in Ore Bodies A and B, further updated the report on July 31, 2006.  The Scott Wilson RPA report is no longer current and was replaced by the TechnoMine September 2008 technical report discussed below.

Commissioning at Turmalina began in November 2006 and the first gold pour was conducted in January 2007.

Additional exploration efforts by Jaguar in 2007 in the area surrounding Ore Bodies A and B led to the discovery of a third mineralized area, referred to as the Satinoco Target, where three new areas of mineralization have been identified.  The Satinoco Target is located approximately 300 meters from Ore Body A at the Turmalina Mine.

Jaguar initially completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine to prepare a resource estimate technical report.  A technical report was issued in October 2007, based on exploration data achieved until July 2007.  Jaguar completed an additional, Phase III exploration campaign in December 2007.  The results generated during Phase III program were integrated to the previous exploration database and gave rise to a re-evaluation of the Satinoco Target resource base.  In February 2008, Jaguar filed a technical report in accordance with NI 43-101 in connection with the upgrade of inferred to measured and indicated resources at the Satinoco Target.

During the fourth quarter of 2007, Jaguar completed the underground crosscut to access the Satinoco mineralization through the existing ramp developed by Jaguar to mine Ore Bodies A and B at Turmalina.  The crosscut has been completed and is now utilized to transport ore from the Satinoco Target out the Turmalina Mine entrance.  During the excavation process of the crosscut to the Satinoco Target, economic grades of gold were discovered in channel samples.  During 2008, Jaguar conducted a complementary 12,000 meter in-fill diamond drill program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operation.

In September 2008, TechnoMine completed the NI 43-101 compliant feasibility study technical report on the Turmalina Phase I Expansion, which converted the Satinoco mineral resources to reserves.  The Phase I Expansion at Jaguar’s Turmalina operation was completed during the third quarter of 2009, increasing Turmalina’s annual gold production capacity from 80,000 ounces per year to 100,000 ounces per year.  As a result, grinding and milling capacity has been increased to 1,800 tonnes per day of ore in the Turmalina Plant, from its previous designed operating level of 1,500 tonnes per day.

Jaguar’s reported mineral resources for Turmalina are to a depth of approximately 500 meters where the mineralized structure is open at depth and along strike.  As part of a drill program to prove the continuity of the mineralization at Ore Body A, Jaguar drilled four holes to depths ranging from 850 meters to 1,100 meters.  Two of these drill holes intersected the mineralized structure in the Ore Body A to a depth of approximately 800 meters.  A grade of approximately seven grams per tonne was encountered in a narrow zone at depth thereby confirming the extension of the mineralized structure.  Jaguar’s team believes the size of the mineralized structure and mineralization is similar to the existing reserve base in this ore body to the depth of 500 meters.  This is also consistent with the characteristics of other gold mines in the Iron Quadrangle, some of which have operated to depths of 2,400 meters.

As part of the surface exploration to estimate resource potential in a newly discovered oxide zone at Ore Body B, several trenches were opened in the outcropping to expose and sample the mineralized zone.  Channel samples revealed two separate mineralized areas with average surface grades ranging from 3 grams per tonne to 5 grams per tonne.  Jaguar’s team intends to update the geological model to incorporate this new data into the overall mine model.  Jaguar intends to blend the oxide ore from this new zone with sulfide ore and process such blended ore through the Turmalina Plant, which it expects would provide additional lower cost ore.

At the Satinoco Target (referred to as Ore Body C) and the Satinoco Extension (referred to as Zone D), additional gold bearing oxide ore has been identified in the weathered rock above the sulfide zone.  During 2008, 11,698 meters of drilling for a total of 62 drill holes were drilled in the Satinoco structure to estimate oxide and sulfide mineral resources.  During 2009, Jaguar continued drilling in the Satinoco structure to estimate oxide and sulfide mineral resources.  A total of 5,017 meters of drilling in 31 drill holes were completed.  Mining of these oxide resources commenced in the fourth quarter of 2009.

The following table provides 2009 drill results from Zone D sulfide zone for the most significant intersections.

Zone D - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FSN-178	70.00	75.00	21.47	5.00
FSN-180	203.30	205.60	3.23	2.30
FSN-181	34.90	38.90	3.63	4.00
FSN-185	23.00	27.05	4.24	4.05
FSN-187	68.70	69.75	3.06	1.05
FSN-188	28.70	33.00	15.37	4.30
FSN-191	53.50	55.50	4.48	2.00
FSN-193	166.50	167.50	3.37	1.00
FSN-194	38.20	40.20	3.64	2.00
Note: Not all holes represent true width.

Jaguar intends to conduct additional underground exploration as part of the development of Turmalina’s Ore Bodies A, B and C, and Zone D with a goal of increasing resources and reserves and expanding Turmalina’s annual production beyond the current plan of 100,000 ounces.

Jaguar has also discovered a new target at the Turmalina mining complex, the Fazenda Experimental Target.  Management believes this new structure has significant potential and is unrelated to the mineralized on-strike zone associated with Ore Bodies A, B and C and Zone D.  The Fazenda Experimental Target is located approximately five kilometres from the Turmalina Plant in a structure parallel to the existing ore bodies and zones.  Some limited mining at this target was carried out at shallow depths but it was not significant.  Over the past two years, Jaguar has conducted work in the area, including soil sampling, trenching and 668 meters of drilling in four drill holes.  Drill results confirmed continuity of the mineralization along strike.

During 2009, drilling activity was also focused on the Faina/Pontal Zone, which contains 280,000 ounces of measured and indicated gold resources to an average depth of 350 meters. Drilling activities at the Faina Target, north and up-strike from current mining location at Ore Bodies A, B and C and Zone D, included the use of four drill rigs to evaluate (a) the oxide zone of the mineralized bodies and (b) oxide extensions in the fresh rock (infill drilling in the refractory mineralization).  During 2009, a total of 17,319 meters of drilling in 72 drill holes were completed, with very encouraging preliminary assay results.  Jaguar expects to provide a resource estimate for the Faina/Pontal Zone consistent with NI 43-101 standards during the second quarter of 2010.

Available results are summarized in the table below:

Faina - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FUH-27	126.00	135.00	4.40	9.00
FUH-28	137.40	146.40	2.73	9.00
FUH-29	116.50	121.50	3.33	5.00
FUH-30	68.00	69.00	17.25	1.00
FUH-34	132.50	136.50	5.76	4.00
FUH-37	192.00	204.00	10.71	12.00
FUH-38	179.50	185.50	4.06	6.00
	190.50	204.50	4.94	14.00
FUH-39	160.00	168.20	2.24	8.20
FUH-42	191.00	194.00	8.83	3.00
FUH-43	58.65	62.65	4.08	4.00
FUH-44	122.00	125.00	9.94	3.00
FUH-46	257.50	267.50	5.53	10.00
FUH-48	212.40	220.40	3.32	8.00
FUH-50	217.00	223.00	2.82	6.00
FUH-51	56.50	61.65	3.73	5.15
	114.40	116.40	7.29	2.00
FUH-54	295.90	298.90	5.89	3.00
FUH-55	175.70	180.70	3.43	5.00
	208.00	221.00	9.65	13.00
FUH-57	171.00	178.00	5.75	7.00
FUH-58	212.40	214.40	6.58	2.00
FUH-60	162.80	165.90	8.73	3.10
	253.00	255.00	14.18	2.00
FUH-65	64.25	69.25	5.40	5.00
FUH-66	77.00	82.00	6.81	5.00
FUH-69	46.60	48.60	4.84	2.00
FUH-73	7.15	12.90	5.92	5.75
FUH-74	42.30	53.30	15.10	11.00
FUH-75	206.50	211.50	5.84	5.00
	216.90	220.90	4.00	4.13
	284.00	287.00	4.66	3.00
FUH-76	6.00	17.00	4.40	11.00
FUH-77	23.50	30.50	7.07	7.00
FUH-83	302.50	310.50	4.50	8.00
FUH-86	56.70	64.90	3.14	8.20
FUH-87	174.50	177.50	2.43	3.00
FUH-91	275.60	277.80	2.70	2.20
FUH-92	285.80	288.30	3.00	2.50
Note: Not all holes represent true width.

Paciência

Paciência’s Santa Isabel Mine is an underground mine utilizing the “cut and fill” mining method and a treated tailings backfill system.  Ore produced at the Santa Isabel Mine is transported to the adjacent 1,800 tpd CIP processing plant (the “Paciência Plant”).

During 2009, Paciência produced 66,671 ounces of gold at an average cash operating cost of US$502 per ounce compared to gold production of 24,364 ounces at an average cash operating cost of US$443 per ounce in 2008, the inaugural year for operations at Paciência.  Mine production during 2009 totaled 665,243 tonnes at an average ROM grade of 3.59 grams per tonne compared to 283,245 tonnes at an average ROM grade of 3.29 grams per tonne during 2008.  Ore processed through the mill during 2009 was 645,556 tonnes at an average feed grade of 3.42 grams per tonne compared to 277,431 tonnes at an average feed grade of 3.28 grams per tonne during 2008.  The average plant recovery rate for 2009 was 93% as compared to 92% in 2008.

Jaguar acquired the original Paciência concessions (Paciência/Santa Isabel, Bahú and Marzagão) from AngloGold Ashanti in November 2003.  In March 2004, TechnoMine completed a NI 43-101 technical report on Jaguar’s Iron Quadrangle properties, which included resources in these concessions.  This technical report was revised in September 2004 and further revised in December 2004.

In 2005, Jaguar acquired rights from IAMGold with respect to properties located on approximately 2,307 acres in the aggregate in Rio Acima and Itabirito, Brazil.  These concessions, known as the “Conglomerates Target”, are located approximately 12 kilometers east of the Paciência Plant and represent an opportunity for Jaguar to eventually further explore, upgrade and expand Paciência’s aggregate mineral resources and overall production.     The property’s previous owners, the Anschutz Group and Western Mining, carried out exploration campaigns between 1985 and 1990, which included underground development and channel sampling, surface and underground diamond drilling and geological mapping.  Based on their efforts, a pre NI 43-101 gold resource of approximately 110,000 ounces was estimated.  Jaguar has been conducting exploration work at the Conglomerates Target since 2007.

During 2007, Jaguar successfully concluded a land swap agreement with another gold producer whereby Jaguar expanded the concession package at the Paciência mining complex to a contiguous 20 kilometers area adjacent to the São Vicente lineament.  This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography.  Jaguar’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

In August 2007, TechnoMine completed a NI 43-101 compliant feasibility study for the Paciência Project Santa Isabel Mine and processing plant.  Construction of the Paciência Plant began immediately after the completion of the feasibility study.  Mining operations at the Santa Isabel Mine commenced in April 2008 as the new Paciência Plant entered the commissioning phase.  On July 24, 2008, Paciência reported its first gold pour and operations were deemed commercial during the latter part of the fourth quarter of 2008 based on throughput rates.

During 2008, Jaguar conducted extensive underground development and exploration activities at the NW1 Target (Marzagão) and the Conglomerates Target (Palmital) to add additional tonnes vertically as well as horizontally in an effort to increase the resource base for the Paciência operation.  As part of the exploration effort at these two targets, a total of 9,152 meters was drilled in 42 drill holes during 2008.

Overall, the grades and mineralization observed at the NW1 Target are similar to those measured at the Santa Isabel Mine.   The access ramp, which is 5 meter x 5 meter in size, was completed early in 2008.  A total of 2,393 meters of ramp and drifts have been developed at the NW1 Target, which is located two kilometers northwest of the Santa Isabel Mine.  This cross cut is expected to intersect the second level of the Santa Isabel Mine during the second quarter of 2010.

During 2009, Jaguar continued its exploration program in the NW1 and Conglomerates Targets, as well as other targets, including drifts for mine development, in an effort to increase the resource base for the Paciência operation.

A total of nine surface drill holes totaling 1,450 meters were completed at the NW1 Target to better define mineralization detected during the underground drifting process.  Results of these holes were quite positive and are summarized below.  Underground activities continue with development, drilling and sampling of the drift’s face and roof.

NW1 - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Au Grade (g/t)	Thickness (m)
FMZ-039	86.15	88.15	3.50	2.00
	115.60	121.60	4.26	6.00
FMZ-040	94.50	98.50	2.04	4.00
	102.50	104.15	43.88	1.65
FMZ-041	127.20	128.20	2.35	1.00
FMZ-042	120.75	121.75	8.55	1.00
	148.05	150.05	2.86	2.00
FMZ-043	119.10	126.10	3.95	7.00
	129.10	130.10	2.72	1.00
FMZ-044	91.00	92.00	13.67	1.00
FMZ-045	110.75	112.75	1.12	2.00
	115.75	116.75	1.90	1.00
	137.80	138.80	2.17	1.00
Note: Not all holes represent true width.

During 2009, Jaguar also completed 2,812 meters of drilling in 13 drill holes at the Paciência Shear Zone between the NW1 Target and the Santa Isabel Mine.  Drill hole results confirmed the continuity along strike of the structure between these two areas.

At the Bahú Target, located approximately 6.5 kilometers northwest of the Santa Isabel Mine, a review of the work done by previous owners (1983-1984) showed at least three potential levels of gold mineralization in a large area approximately 300-meter wide.  The rocks in this area present visible evidence of hydrothermal alteration in a shear zone which hosts the Santa Isabel Mine, NW1, Chamé and other promising targets.

Thus far in the Bahú exploration drift, a total of 610 m2 of mineralization has been identified with an average grade of 6.18 grams per tonne.  In addition, a separate mineralized zone estimated at 520 m2 with an overall average grade of 7.96 grams per tonne was intercepted to the south of the Bahú drift.  Several other mineralized intersections were identified by the drilling effort.  The following table provides the most significant intersections.

Bahú - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FSV-01	118.95	121.60	11.18	2.65
FSV-09	49.10	53.06	13.53	3.96
FSV-11	66.45	68.25	7.96	1.80
	158.99	166.07	7.01	7.08
FBA-03	34.79	35.20	15.38	0.41
FBA-06	65.30	66.61	9.62	1.31
FBA-07	86.93	88.36	3.86	1.43
FBA-08	73.75	76.14	10.96	2.39
FBA-09	55.35	59.25	7.89	3.90
Note: Not all holes represent true width.

Additional analysis of this data is required to estimate the resource base.  However, early indications suggest the target has structure, size and ore characteristics similar to the producing Santa Isabel Mine.  During late 2009, Jaguar started a complementary diamond drill program at the Bahú Target.  To date, a total of 1,272 meters of drilling in seven drill holes has been completed.  Jaguar intends to conduct additional drilling in 2010 to estimate the resource base at this location.

A third area referred to as the Jatobá Target is located some 800 meters southeast of the Bahú Target.  The Jatobá Target is of great interest given the historical surface mining which has taken place above the identified structure.  Despite the surface disruption, channel sampling yielded results ranging between 1.00 grams per tonne and 9.00 grams per tonne over the mass of microcrystalline quartz, which is compatible with the mineralization of the trend.  The soil sampling grid that covers this area revealed several anomalies, indicating the existence of other mineralized levels that could potentially be surface mined.  During 2010, Jaguar intends to conduct a detailed exploration program, which will include trenching and diamond drilling, with the goal of estimating mineral resources.

At the Palmital Mine, Jaguar continues with underground development at level three to expose the conglomerate horizon as well as working on ramp development to access level four.  Channel samples carried out to date confirm the grades and the continuity defined during the surface and underground drilling campaigns.  During the fourth quarter of 2009, Jaguar started a complementary underground drilling program to estimate the resource potential in one known 300-meter section and trace the geometry of the conglomerate reef further along the strike.

Jaguar controls other targets along the Paciência Shear Zone, which shows mineralization similar to the Santa Isabel Mine.  During late 2009, Jaguar initiated survey activity to evaluate these targets, which are known as Monges, Ajuda, Quati and Viana targets.  Jaguar expects to carry out trenching and drilling to further evaluate these targets during 2010.

Two additional targets in the Paciência concession base where Jaguar is active include the Banded Iron Formation (“BIF”) North Target and the Urubu Target.  Both targets are part of the Rio de Peixe property, which is located approximately 25 kilometers from the Paciência Plant.

At the BIF North Target, a total of 7,025 meters of drilling in 70 drill holes was completed in 2009.  Jaguar began the mineral resource estimate process for this target during the fourth quarter of 2009.  During the current exploration campaign, new gold mineralization was found approximately 700 meters from the BIF North Target.  Jaguar has carried out trenching in this 250-meter area with positive results and detailing work is underway.  The table below presents the most significant drill results for the BIF North Target.

Rio de Peixe BIF North - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FRB-002	21.95	24.95	1.14	3.00
	30.95	34.95	1.30	4.00
FRB-003	31.10	42.10	1.17	11.00
FRB-004	64.50	67.65	2.80	3.15
FRB-005	0.00	10.75	1.08	10.75
	13.00	30.00	0.71	17.00
FRB-006	0.00	11.00	4.26	11.00
	19.00	27.00	1.81	8.00
FRB-008	20.45	28.50	1.88	8.05
FRB-009	35.70	41.70	1.54	6.00
FRB-011	29.50	38.50	1.72	9.00
FRB-013	6.10	17.00	0.88	10.90
	26.00	36.05	3.29	10.05
FRB-014	13.00	22.00	1.28	9.00
FRB-015	20.00	30.00	1.31	10.00
	44.00	47.00	2.49	3.00
FRB-016	59.00	69.00	0.92	10.00
FRB-017	14.20	20.30	1.03	6.10
FRB-019	18.60	31.85	1.54	13.25
FRB-020	21.60	27.60	4.81	6.00
FRB-021	19.00	44.00	2.65	25.00
	50.00	69.00	0.89	19.00
FRB-025	10.00	20.00	1.48	10.00
	32.00	38.00	1.14	6.00
FRB-028	16.70	20.70	1.96	4.00
FRB-029	44.80	52.00	1.81	7.20
FRB-034	8.60	17.00	2.95	8.40
FRB-035	0.00	22.00	4.37	22.00
FRB-037	98.00	103.10	3.28	5.10
FRB-043	24.45	31.00	1.15	6.55
	34.00	38.00	1.57	4.00
FRB-044	24.00	31.00	1.47	7.00
FRB-045	42.00	47.00	2.30	5.00
FRB-046	71.00	77.00	2.22	6.00
FRB-047	62.30	66.00	2.24	3.70
FRB-055	43.00	53.00	10.60	10.00
FRB-056	6.00	16.00	3.77	10.00
	24.00	28.00	18.40	4.00
	43.00	71.00	1.01	28.00
FRB-063	37.00	42.00	1.97	5.00
FRB-064	46.00	51.00	1.00	5.00
Note: Not all holes represent true width.

The area’s north and south extensions have been extensively covered by soil geochemistry.  Several anomalies have been identified and noted for the work in progress.

A new mineralized area referred to as the Urubu Target, located approximately 700 meters southeast of the BIF North Target, contains an estimated 350 meters of mineralized horizons along the strike.  Samples taken from the outcrops as well as trenching results are summarized below.

Urubu Target	Outcrop	Trench TRB033	Trench TRB023
Mineralized Horizons	8.00 g/t x 2.00 m	1.05 g/t x 8.00 m	10.35 g/t x 4.00 m
	6.40 g/t x 2.00 m	1.51 g/t x 5.00 m	0.52 g/t x 4.00 m
	1.00 g/t x 3.00 m	1.12 g/t x 4.00 m	5.63 g/t x 4.00 m
		0.87 g/t x 2.00 m	3.45 g/t x 6.00 m

This is a hydrothermalized zone characterized by sericite carbonated schists with three to four mineralized levels, apparently continuous and located near a BIF horizon that could be an extension of the same formation hosting the BIF North Target.  Additional drilling and analysis to determine if these zones are linked continues.

Sabará

Sabará Zone A and Serra Paraíso are above ground mines from which oxide ore is processed at a 1,500 tpd carbon-in-column (“CIC”) plant (the “Sabará Plant”) located adjacent to the Zone A Mine.  Sabará is a limited life, non-core asset.

During 2009, Sabará produced 6,360 ounces of gold at an average cash operating cost of US$680 per ounce compared to 18,199 ounces at an average cash operating cost of US$667 in 2008.

After a strategic review of the Sabará operation, which was completed in early-2010, Jaguar’s management deemed this operation to be a non-core facility and recorded a charge against earnings of approximately $3.5 million during the fourth quarter of 2009.  The charge represented the current book value of the assets less an estimate of the salvage value of the equipment.  Management continues to assess the alternatives with respect to the Sabará facility.  These alternatives include seeking a buyer for the equipment or relocating the Sabará Plant to a new site which has considerable oxide resources.

In 2003, Jaguar commissioned TechnoMine to produce studies of its Sabará property.  Jaguar completed a feasibility study on the Zone B Mine of the Sabará property in June 2003.

In July 2003, Jaguar commenced pre-mining operations at the Sabará Zone B Mine.  In December 2003, Jaguar began pouring gold from the Sabará Zone B Mine at the Caeté Plant.  Mining operations at the Sabará Zone B Mine concluded in the fourth quarter of 2005.

MSOL and AngloGold Ashanti owned adjacent properties, known together as Lamego, in the Sabará property area of the Iron Quadrangle region in Brazil.  On November 21, 2003, MSOL entered into an agreement with an AngloGold Ashanti subsidiary, Mineração Morro Velho Ltda. (“Morro Velho”) regarding exploration at the adjacent properties.  AngloGold Ashanti applied for concession of mining rights for sulfide mineral resources on its property, and MSOL received concessions for oxide mineral resources on its property.  Through Morro Velho, AngloGold Ashanti granted to MSOL the right to explore for oxide resources on AngloGold Ashanti’s Lamego property, and in exchange MSOL granted to AngloGold Ashanti the right to explore for sulfide resources on MSOL’s Lamego property.  On November 21, 2007, Jaguar and AngloGold Ashanti entered into an agreement, pursuant to which Jaguar transferred its interests in the Lamego property (valued at US$8,060,560) to AngloGold Ashanti in consideration of (i) satisfaction of the US$350,000 note payable related to the purchase of quota shares of MTL, (ii) elimination of US$153,960 payable in connection with leaching services provided by AngloGold Ashanti, and (iii) a reduction in future net smelter royalty payments for the Paciência Mine equal to US$7,556,600 (net smelter royalty payments are generally due on a monthly basis on a sliding scale from 1.5% to 4.5% on gross revenues from gold produced, the percentage of such royalty being determined based on the US$ price of gold at a given time).

In January 2005, Jaguar completed a feasibility study on the remaining gold oxides at Sabará, which included Zones A and B and Lamego, and commissioned Scott Wilson RPA to audit the feasibility study and issue a technical report in accordance with NI 43-101.  Scott Wilson RPA’s report was issued on February 17, 2006.

In December 2005, Jaguar began crushing ore from Zone A at the Sabará Plant.

During the third quarter of 2007, Jaguar concluded drilling activities at the Serra Paraíso Target, an oxide zone near the Sabará mining and processing complex.  After carrying out metallurgical recovery tests and completing its analysis of the Serra Paraíso Target drill program, Jaguar initiated stripping operations at the Serra Paraíso mineralized zone and started moving its ore to the Sabará Plant.  During 2008, management reduced mining operations in the Zone A Mine in favour of higher grade ore from the Serra Paraíso Target.

Caeté Project

The Caeté Project consists of two mines, the Roça Grande Mine and the Pilar Mine.  Ore from both mines will be processed at the new CIP processing plant (the “Caeté Plant”), which is scheduled to be commissioned during the second quarter of 2010.

In November 2005, Jaguar entered into a mutual exploration and option agreement with Vale with respect to seven concessions, known as the Roça Grande concessions, located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle.  The contract between Jaguar and Vale provided Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the Vale properties if the studies supported economical mining operations.  The contract granted corresponding rights for Vale to explore the Jaguar property for iron and acquire mineral rights in the property during a three-year period.  In November 2007, Jaguar notified Vale of its intent to exercise the option to acquire all seven Roça Grande concessions.  The legal procedures necessary to execute the final transfer agreement in connection with the acquisition of the Roça Grande concessions started in 2008 and are expected to conclude by the second quarter of 2010.

During 2007, a number of key events occurred with respect to the expansion of the Caeté Project, including:

•	Jaguar commissioned TechnoMine to prepare technical studies with respect to the expansion,
•	TechnoMine completed a scoping study on the Caeté Project,
•	Jaguar received the Implementation License (LI) for the Caeté Project,
•	Jaguar secured the power contract for a 2009 start-up of the Caeté Project, and
•	TechnoMine completed a NI 43-101 technical report on the Caeté Project resources.

In September 2008, expansion plans at the Caeté Project continued as TechnoMine completed the NI 43-101 feasibility study technical report.  Based on the feasibility study, processing facilities will include crushing and grinding plants,  followed by a gravity separation circuit,  a flotation plant (10% mass recovery and 90% gold recovery), whose concentrate feeds a leaching and CIP-ADR (carbon-in-pulp adsorption/desorption/recovery) plant, after a regrinding circuit.  Cyanidation of only about 10% of the total mill feed mass will be required, therefore minimizing environmental costs.  The Caeté Plant will process the sulfide ore from Pilar, Roça Grande, and other nearby targets.  Jaguar intends to use a combination of “cut and fill” and “selective stoping” methods at both mines, which contemplates a treated tailings backfill system.

By the end of the third quarter in 2008, all necessary permits and licenses for the construction and commissioning phase had been received and Jaguar initiated civil works for the milling and treatment circuits.

In November 2008, due to the retraction in gold prices, financial markets and worldwide equity values, including the gold sector, Jaguar temporarily suspended development of the Caeté Project pending an assessment of market conditions and the availability of capital to move the project forward.  Consistent with the decision to suspend the development of the Caeté Project, underground work at the Roça Grande Mine was temporarily suspended; however, development at the Pilar Mine continued.

In December 2008, Jaguar began transporting ore by truck from the Pilar Mine to the Paciência Plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  Jaguar expects to continue this practice through early 2010, at which time Pilar ROM will be diverted to the newly built Caeté Plant.  Drawing on the ore supplied from the fully-developed Pilar Mine has allowed Jaguar to train Caeté personnel under actual operating conditions and refine mining procedures, which should streamline start-up of the mine once the Caeté Plant is completed.

In March 2009, as gold prices, financial markets and worldwide equity values started to stabilize, Jaguar completed a Cdn.$86.3 million equity offering, the proceeds of which were primarily used to restart development and construction at Caeté.  During 2009, Jaguar focused on the implementation and construction of the Caeté Project, which is on-schedule and on-budget on a local currency basis (R$).  All permits, licenses and power contracts necessary for mine development and construction have been received.

Detailed engineering for the Caeté Project is complete, on-site support facilities are 94% complete and all components for the Caeté Plant are on-site.  Overall, the implementation of the Caeté Project is 85% complete with civil works being 90% complete.  The Pilar Mine, which will be the initial ore source for the Caeté Plant, is fully commissioned and producing ore today.  Commissioning of the Caeté Plant is expected to commence during the second quarter of 2010.

Mine development at the Roça Grande Mine is complete and the Pilar Mine is developed and producing ore.

During the fiscal year ended December 31, 2009, Jaguar spent approximately US$32.5 million developing the Caeté Project.  In 2010, the Company estimates capital expenditures will be approximately US$59.2 million, of which a portion represents working capital and costs capitalized for the start of operations.   Gold production for the Caeté operation in 2010 is estimated to be between 30,000 to 35,000 ounces at an average cash operating cost of US$500-510 at an assumed exchange rate of R$1.75 per US$1.00.

On the exploration front and as part of Jaguar’s effort to identify and add to its gold resource base at the Caeté Project, 75,000 meters of additional drilling are planned over the next few years on targets near the Caeté Plant, including the Catita II, Serra Paraíso, Boa Vista, Lavra Velha and Carrancas targets.

At the Catita II Target, which was previously mined in the mid-1900’s, Jaguar recently completed the second phase of a drill program that included 13,810 meters of drilling in 34 drill holes.  Jaguar completed a preliminary resource estimate for this concession.  Given the positive results, Jaguar has decided to continue the drilling program during 2010 to further increase resources.  The mineralization is open laterally and at depth.

At the Serra Paraíso area, which includes the Serra Paraíso and Lavra Velha targets, Jaguar completed a drill program to evaluate the refractory sulfide ore.  Drill results from several holes confirm the continuity of the mineralization to at least 200 meters from the oxide mining pit.  The sulfide resource estimate process began in 2010.  Management believes this is a mid-range target not likely to be developed in the next three years.

The Lavra Velha Target is located 11 kilometers southwest of the Caeté CIP plant currently under construction.  During 2009, Jaguar drilled a total of 8,350 meters in 46 drill holes at this target.  The table below presents the most significant drill results.

Lavra Velha - Main Surface Drilling Results (cut-off = 1 g/t)
Hole	From (m)	To (m)	Grade (g/t)	Thickness (m)
FLV-001	57.90	62.15	6.53	4.25
	78.75	79.70	15.67	0.95
FLV-003	44.05	47.05	2.70	3.00
FLV-005	38.15	45.20	2.10	7.05
FLV-006	48.40	49.40	4.25	1.00
FLV-007	22.35	27.15	6.32	4.80
	49.05	50.35	22.00	1.30
FLV-011	9.50	10.50	5.13	1.00
FLV-014	19.50	23.90	2.45	4.40
FLV-018	22.60	29.45	3.12	6.85
	45.01	46.00	6.55	0.99
FLV-020	72.20	74.60	3.25	2.40
	87.15	90.05	4.18	2.90
FLV-023	81.50	83.80	9.21	2.30
	87.95	89.20	7.48	1.25
	95.80	99.10	4.51	3.30
FLV-024	19.45	23.55	1.89	4.10
FLV-025	80.80	81.80	8.78	1.00
FLV-029	68.00	70.15	6.60	2.15
FLV-030	98.45	103.10	2.38	4.65
FLV-033	50.10	51.40	4.75	1.30
FLV-035	95.95	100.85	1.72	4.90
FLV-036	58.80	66.45	3.26	7.65
FLV-040	40.25	41.20	4.30	0.95
FLV-041	33.50	35.50	27.13	2.00
FLV-045	28.25	32.10	2.01	3.85
FLV-048	105.00	107.80	9.47	2.80
FLV-049	71.15	73.30	3.00	2.15
	75.20	77.15	6.09	1.95
FLV-050	114.55	118.25	3.27	3.70
FLV-053	107.10	109.00	5.13	1.90
FLV-055	83.55	84.55	3.60	1.00
FLV-056	36.05	37.10	3.17	1.05
FLV-057	74.40	77.65	4.31	3.25
FLV-059	62.55	65.45	6.25	2.90
FLV-061	256.25	258.25	2.43	2.00
FLV-065	89.70	90.65	6.13	0.95
FLV-066	67.75	68.65	7.08	0.90
FLV-067	46.80	48.75	2.94	1.95
FLV-076	125.55	126.50	4.97	0.95
FLV-078	78.65	86.35	4.04	7.70
FLV-079	116.20	120.05	4.80	3.85
	153.55	154.75	7.67	1.20
FLV-080	127.00	129.10	6.60	2.10
FLV-082	169.00	173.90	4.04	4.90
FLV-086	65.85	66.80	3.85	0.95
FLV-087	132.15	142.05	3.63	9.90
	145.05	147.00	4.00	1.95
FLV-089	157.65	160.55	1.96	2.90
FLV-090	229.15	231.30	2.24	2.15
	243.10	245.10	2.47	2.00
FLV-091	280.55	283.65	4.98	3.10
FSP-002	34.10	40.80	5.38	6.70
FSP-004	33.30	35.45	5.95	2.15
FSP-005	57.75	62.75	2.20	5.00
FSP-006	11.55	13.55	2.58	2.00
FSP-009	11.55	14.70	2.04	3.15
Note: Not all holes represent true width.

Drilling has confirmed that the mineralization in the area consists of lenses of various dimensions, which demonstrates significant continuity along the plunge.  Jaguar is currently preparing a geological model to estimate the sulfide resources.

The Boa Vista Target is located 15 kilometers and 20 kilometers from the Sabará Plant and the Caeté Project, respectively.  Jaguar initiated preliminary exploration activities in this target.  Channel sample results were encouraging.  The majority of the ore at the Boa Vista Target is oxide and could be treated at the Company’s Sabará Plant.  Jaguar intends to begin a drill program in this target in the near future.  The Boa Vista Target contains 80,000 ounces of pre NI 43-101 mineral resources.  The property was acquired by the Company from Vale.

In the same concession area, Jaguar identified another target known was Boa Vista II Target and conducted cleaning and outcrop sampling.  Gold intersections at the channels were encouraging.  As result, Jaguar is conducting trenching and surface drilling to evaluate the potential in the area.

At the Água de Sapo Target, trenching along the strike of the mineralization was conducted during 2009.  Drilling at this target is currently underway.

In the Carrancas Target, reconnaissance and drilling of old underground workings (galleries) is taking place.  Over 100 galleries have been identified in the area, several of which show evidence of past gold mining.  The mineralization occurs in BIF lenses with thicknesses generally less than one meter and grades between 1.00 grams per tonne to 4.00 grams per tonne with some samples showing up to 40.00 grams per tonne.  Jaguar plans to begin drilling at the Carrancas Target during the second half of 2010.

During 2009, Jaguar completed 8,650 meters of drilling for a total of 53 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

Gurupi Project

On December 2, 2009, Jaguar acquired 100 percent of MCT for US$42.5 million, which includes a US$3.5 million adjustment to reflect the fair value for accounting purposes, from Companhia Nacional de Mineracão (“CNM”), an indirect, wholly-owned subsidiary of Kinross.  MCT holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.  In addition, Kinross has granted a right of first refusal to Jaguar on an adjacent exploration property.

Jaguar satisfied the purchase price by issuing 3,377,354 Jaguar common shares to CNM, representing approximately 4.07 percent of Jaguar’s outstanding common shares (on a non-diluted basis) as of the date of the acquisition.

No commercial production of gold has taken place on the Gurupi property.  In 2005, AMEC plc (“AMEC”) completed a feasibility study for Kinross, which yielded measured and indicated gold resources of 35,884,000 tonnes at an average grade of 1.35 grams per tonne totaling 1,559,800 ounces.

On December 7, 2009, Jaguar filed on SEDAR a NI 43-101 statement of resources technical report on the Gurupi Project.  The technical report was prepared by PAH and stated measured and indicated gold resources of 70,159,952 tonnes at an average grade of 1.12 grams per tonne totaling 2,516,326 ounces and inferred gold resources of 18,821,168 tonnes at an average grade of 1.02 grams per tonne totaling 618,595 ounces.

Immediately after the acquisition, Jaguar commissioned AMEC to prepare a revised feasibility study for the Gurupi Project, which is expected to be completed early in the second quarter of 2010.  AMEC’s revised feasibility study will be based on PAH’s statement of resources technical report and will utilize alternative stripping ratios and pit designs, as well as other factors including gold price assumptions.

Pedra Branca Project

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca gold project (the “Pedra Branca Project”) in the State of Ceará in northern Brazil (the “Joint Venture Agreement”).  Under the Joint Venture Agreement, a new company or companies will be formed to mine economic gold deposits.  Jaguar paid an aggregate fee of US$150,000 over the initial two year period in exchange for an option to hold a 51 percent ownership interest in the new company or companies by investing an aggregate of US$3.85 million in exploration expenditures within the following four years from the execution of the agreement.  Jaguar is subject to annual exploration expenditure targets for each year in which it maintains such option.  Furthermore, Jaguar may increase its ownership interest in certain gold deposits to 60 percent through an additional investment of US$3 million by the fifth anniversary of the Joint Venture Agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.   Certain properties within the Pedra Branca Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the scope of the Joint Venture Agreement.

The Pedra Branca Project has mineral rights to 43 concessions totaling approximately 182,000 acres in a 65-kilometer shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25 kilometers of the shear zone.  The program identified 10 kilometers of soil anomalies, including two large anomalies referred to as Coelho and Mirador targets.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project, including extensive geological mapping, drainage and soil geochemistry, detailing of zones with anomalies, trenching and diamond drilling.  During 2007 and 2008, Jaguar completed an exploration drill program to test the continuity of the mineralization laterally and at depth.  To-date, 101 drill holes totaling 9,885 meters have been completed.

During the second half of 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry in preparation for further drilling.  Jaguar also initiated preliminary resource estimate work for the Mirador, Coelho and Queimada Targets.  Resource estimates consistent with NI 43-101 standards are planned to be completed in 2010.

During the fourth quarter of 2009, the Company developed a new trenching plan incorporating a retro-excavator.  The current plan is to perform approximately 4,000 m of trenching over soil anomalies that show grades over 0.2 g/t in the Mirador-Coelho-Queimada region, the area deemed to have the greatest potential.

Below is a summary of the activities carried out during 2009 at the Pedra Branca Project.

Activity	2009
	m	samples
Stream sediment sampling		685
Soil sampling	43,200	1,595
Rock sampling / Chip		520
Trenching	7,770	2,130

Contracts with AngloGold Ashanti

On November 21, 2003, MSOL entered an agreement with AngloGold Ashanti’s subsidiary, Morro Velho, pursuant to which MSOL is provided with certain ore treatment services at the Queiróz plant of AngloGold Ashanti (“Queiróz Plant”), and certain gold refining and marketing services.  The treatment operations began in the first quarter of 2006.  MSOL agreed to deliver for treatment a certain number of metric tons of gold each year for four years starting in January 2006 and ending in 2009.  If AngloGold Ashanti fails to treat the scheduled amount of ore, it will pay a penalty to MSOL.  AngloGold Ashanti will provide gold refining services and each year will refine the amount of gold agreed upon by the parties by December 30th of the preceding year.  AngloGold Ashanti further agreed to market MSOL’s gold.  As a fee for the refining and marketing aspects of the contract, MSOL will pay one percent of the gross income from sales resulting from the refining and marketing services.  The agreement with respect to the treatment services expired on December 31, 2009, and with respect to the refining and marketing services until 2017, or a previous date if the sources of natural resources are exhausted.  MSOL may terminate the agreement if it determines through a mineral survey that the exploitation of certain specified deposits is not feasible.  In January 2007, Jaguar notified AngloGold Ashanti that it elected not to exercise its rights to process non-refractory ore at the Queiróz Plant.  This decision was based on an internal assessment of other production alternatives, which Jaguar has determined should generate a greater level of profitability in the future by processing available ore through a Jaguar-owned facility.

On November 21, 2003, Jaguar acquired its Paciência - Santa Isabel, Catita, Juca Vieira (Catita II), Bahú, Marzagão (NW1 Target), Camará and Morro do Adão properties in the Iron Quadrangle region from AngloGold Ashanti.  Under the terms of such transaction, AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources at the Paciência - Santa Isabel, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties, to develop a full valuation of any of such properties, including drilling works.  If the valuation identifies the existence, in one or more areas, of measured and indicated resources of a minimum of 750,000 ounces, AngloGold Ashanti will have the right to reacquire up to 70% of any of such properties at an ascribed value of US$10.50 per ounce of the new measured and indicated resources.

AngloGold Ashanti’s rights pertain to only three of the twelve concessions at Jaguar’s Paciência property (Paciência-Santa Isabel, Bahú and Marzagão) and four concessions at the Sabará property (Catita, Catita II, Camará and Morro do Adão).  The mineralization potential at Sabará is not considered substantial.  These seven concessions represent only 16% of the hectares of Jaguar’s concession base in Minas Gerais.  At this time, none of Jaguar’s resources, operations and projections for the next five years are impacted by this provision nor expected to be in the next several years.  Moreover, any improvements made to the properties, such as the costs of underground development or above-ground processing plants Jaguar has made, are not included under the agreements signed with AngloGold Ashanti. Given these substantial costs, management believes the likelihood of AngloGold Ashanti exercising their right to reacquire any of the properties which Jaguar is actively mining from today, is minimal.

Laboratory

In 2005, Jaguar completed the construction of its own testing laboratory adjacent to the Caeté Plant.  Jaguar’s on-site testing laboratory expedites process control and certain exploration testing and alleviates some of the delays experienced by excessive demand on the independent laboratories due to surging mining activity.  Jaguar also utilizes the services of a local, independent laboratory.

Corporate Transactions

On December 20, 2005, MTL obtained a secured financing facility from RMB International (“RMB”) in an amount of up to US$14,000,000 (the “Turmalina Facility”) which was used primarily to finance the construction and start-up of the Turmalina Mine.  In connection with the Turmalina Facility, (i) MTL and MSOL provided security interests in the cash flow, equipment and other assets of Turmalina and Sabará operations and a pledge, (ii) Jaguar issued a guaranty of MTL’s obligations under the Turmalina Facility, and (iii) Jaguar issued 1,093,835 unlisted warrants to the Turmalina Facility lenders (which had an exercise price of Cdn.$4.50 and an expiry date between June 30, 2009 and March 31, 2010 and which have all been exercised), 350,000 listed warrants to the lenders’ agent (all of such warrants were exercised at a price of Cdn.$4.50), and 300,000 unlisted warrants to Auramet Trading, LLC in its capacity as an advisor to Jaguar with respect to the Turmalina Facility (all of such warrants were exercised at a price of Cdn.$3.90), in each case with each warrant entitling the holder to purchase one common share of Jaguar.  In the fourth quarter of 2005, Jaguar entered into a forward sales contract agreement with the lender under the Turmalina Facility to implement a risk management strategy to manage commodity price exposure on gold sales.  In September 2007, Jaguar received an amendment to the loan facility agreement from RMB, which allowed Jaguar to close the forward sales contracts.   In March 2008, Jaguar paid RMB US$9.8 million plus US$181,000 accrued interest to repay the Turmalina Facility agreement in full, paid RMB US$22.1 million to close the forward sales contracts and closed the forward purchase contracts realizing a gain of US$7.4 million, thereby effectively reducing the net loss of the forward contracts to US$14.8 million (of which US$14.5 million was accrued as of December 31, 2007).  No additional charges were realized during 2009 and 2008 for the forward contracts.

On March 27, 2006, Jaguar completed a public offering in Canada and private placement offering in the United States of 10,100,000 common shares at a price of Cdn.$5.25 pursuant to an Underwriting Agreement dated March 9, 2006 among Jaguar and Blackmont Capital Inc. (“BCI”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), TD Securities Inc. (“TD Securities”) and Paradigm Capital Inc. as underwriters.  The underwriters received a cash commission equal to 5.5 percent of the gross proceeds of the offering, underwriter options to purchase up to 1,335,000 common shares at a price of Cdn.$5.25, which they exercised at the closing on March 27, 2006, and compensation warrants to purchase up to 343,050 common shares at a price of Cdn.$5.25 with an expiry date of March 27, 2008.  As of December 31, 2007, 198,969 common shares were purchased as a result of the exercise of such compensation warrants. During 2008, 144,081 compensation warrants were exercised and at December 31, 2009 no warrants were outstanding.

On February 1, 2007, Jaguar’s Board of Directors adopted a shareholder rights plan (the “Shareholder Rights Plan”) which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares.  The Shareholder Rights Plan was not being adopted in response to any proposal to acquire control of Jaguar.  The Shareholder Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The rights issued under the Shareholder Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20 percent or more of the outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board.  Under the Shareholder Rights Plan those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least sixty (60) days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.  The TSX accepted notice of the Shareholder Rights Plan and the shareholders ratified the adoption of the Shareholder Rights Plan on May 10, 2007.

On February 27, 2007, Jaguar filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants.  Each warrant entitled the holder thereof to acquire one common share of Jaguar at a price of Cdn.$4.50 at any time prior to 5:00 p.m. (Eastern Standard Time) on December 31, 2007.  Each warrant entitled the holder thereof to acquire an additional 0.063 of one common share if such holder exercised his or her warrants during the thirty (30) day early exercise period commencing on February 28, 2007, and ending at 5:00 p.m. (Eastern Standard Time) on March 30, 2007.  The additional 0.063 of a common share issued upon the exercise of the warrants during the early exercise period represented a value of Cdn.$0.43 based on the closing price on February 26, 2007 of Cdn.$6.79.  If at least 66 2/3 percent of the warrants outstanding on February 28, 2007 were exercised at or before the early warrant expiry time, each warrant that had not been so exercised during the early exercise period (except in limited circumstances with respect to U.S. warrant holders) would be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share equal to: (A) one plus (B) 0.063 multiplied by 50 percent minus (C) Cdn.$4.50 divided by the lesser of (i) the volume weighted average trading price of the common shares on the TSX for the five trading days ending on the early exercise expiry date, and (ii) the closing price of the common shares on the early exercise expiry date.  As a result of the early exercise program described in this paragraph, 4,818,852 warrants were exercised resulting in the issuance of 5,122,428 common shares to the warrant holders.  No agency fee was paid by Jaguar in connection with the distribution of the early exercise shares or the exchange shares being qualified under the short form prospectus.  BCI acted as financial advisor and soliciting dealer manager to Jaguar in connection with the issuance of the early exercise shares and the exchange shares.  Jaguar paid BCI a financial advisory fee of 3 percent of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares.  The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

On March 22, 2007, Jaguar closed a private placement of 75,000 units.  The units were sold by a syndicate led by TD Securities and included BCI, BMO and RBC.  The underwriters exercised their option to purchase an additional 15 percent of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million (US$74.5 million) from the sale of 86,250 units.  The units were comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5 percent, payable semi-annually in arrears, and 25 common shares of Jaguar.  A total of 2.16 million new shares were issued relating to the private placement.  The notes were listed on the TSX on July 26, 2007, under the symbol “JAG.NT”.  On October 20, 2009, Jaguar commenced an offer to purchase all Cdn$86.25 million aggregate principal amount of the outstanding notes at a purchase price of 105% of the principal amount thereof plus accrued and unpaid interest to, but excluding, the date of payment on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement.  Jaguar also solicited consents to amend the indenture governing the notes in order to revise the indenture to permit Jaguar to redeem any Notes not tendered to the offer to purchase at any time following the amendment to the indenture at a price equal to 102% of the principal amount thereof plus accrued but unpaid interest.  The indenture originally provided that unless there was a change of control of Jaguar, Jaguar could not redeem the notes until March 23, 2010, at which time the notes would be redeemable.  In order for the amendments to be effective, Jaguar was required to receive consents from noteholders who held at least 66 2/3% of the aggregate principal amount of the notes.  When the offer to purchase and consent solicitation expired on November 17, 2009, Cdn.$85,372,000 (or 99%) of the notes and the corresponding consents were validly tendered or delivered.  On November 18, 2009, Jaguar notified the depositary under the offer and the trustee under the indenture that it intended to purchase all of the notes tendered to the offer as permitted under the Indenture, as amended.  On November 26, 2009, Jaguar announced it had redeemed all the remaining Cdn.$878,000 aggregate principal amount of the notes that were not purchased pursuant to the offer to purchase.

On July 23, 2007, Jaguar common shares began trading under the symbol “JAG” on the NYSE Arca.

On February 21, 2008, Jaguar issued 8,250,000 common shares at a price of Cdn.$13.40 per share for proceeds of Cdn.$110,550,000.  The offering price was determined by negotiation between Jaguar and a syndicate led by RBC and included TD Securities, BCI, BMO, and Raymond James Ltd.  Jaguar granted the underwriters an over-allotment option, exercisable in whole or in part up to 30 days following the closing of the transaction, to purchase up to an additional 1,237,500 common shares at a price of Cdn.$13.40 per common share, which would have increased the aggregate proceeds of the offering to Cdn.$127,132,500 if the over-allotment option had been fully exercised.  The over-allotment option was not exercised and no additional shares were issued subsequent to the closing.

On November 10, 2008, Jaguar received approval from the TSX for a normal course issuer bid (“NCIB”) to purchase up to the lesser of 3,110,114 common shares, being 5% of the issued and outstanding common shares at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$7,000,000.  The NCIB commenced on November 13, 2008 and terminated on November 12, 2009.  Jaguar did not purchase any common shares under the NCIB.

On March 2, 2009, Jaguar issued 13,915,000 common shares at a price of Cdn$6.20 per share for gross proceeds of Cdn.$86,273,000.  The offering was underwritten by a syndicate of underwriters led by RBC and BCI and included TD Securities and M Partners Inc.  The offering was comprised of 12,100,000 common shares and an additional 1,815,000 common shares, which Jaguar granted the underwriters to cover over-allotments and for market stabilization purposes.

On July 6, 2009, trading of Jaguar common shares was transferred from the NYSE Arca to the NYSE under the symbol “JAG”.

On September 15, 2009, Jaguar closed a private offering of US$150,000,000 aggregate principal amount of 4.50% senior convertible notes due 2014.  J.P. Morgan Securities Inc. acted as Sole Book-Running Manager and Jefferies & Company, Inc. acted as Co-manager for the offering.  Jaguar granted the initial purchasers in the offering a 30-day option to purchase up to an additional US$15,000,000 aggregate principal amount of notes to cover over-allotments, if any.  On September 21, 2009, Jaguar closed the issuance of the additional US$15,000,000 following the exercise in full of the over-allotment option.  The net proceeds of approximately US$14,500,000 million from the exercise of the over-allotment option brought the total net proceeds received from the offering to approximately US$159,100,000.  The notes are unsecured, senior obligations of Jaguar.  The notes bear interest at a rate of 4.5% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and will mature on November 1, 2014.  The notes have an initial conversion rate of 78.4314 Jaguar common shares per US$1,000 principal amount of converted notes, representing an initial conversion price of approximately US$12.75 per common share, which represented a premium of approximately 26.24% to the closing price of Jaguar common shares on the NYSE on September 10, 2009.  The conversion rate is subject to certain anti-dilution adjustments.  The notes are convertible at any time prior to maturity.  Upon conversion, Jaguar may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. Jaguar will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes.

On December 2, 2009, Jaguar completed its purchase of 100 percent of MCT from CNM, an indirect wholly-owned subsidiary of Kinross.  Jaguar satisfied the US$39 million purchase price for MCT (and an associated right of first refusal provided to Jaguar by Kinross in connection with certain properties adjacent the those held by MCT) by issuing 3,377,354 common shares to CNM, representing approximately 4.07 percent of Jaguar’s outstanding common shares (on a non-diluted basis) as at December 2, 2009 after giving effect to the issuance of such common shares.

DESCRIPTION OF THE BUSINESS

General

Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.  In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of other gold properties.

Jaguar’s three producing properties, Turmalina, Paciência and Sabará, are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar has a fourth property in the Iron Quadrangle, the Caeté Project, which is currently under development.  In addition, Jaguar recently acquired the Gurupi Project in the state of Maranhão from Kinross.  Jaguar has also entered into a joint venture agreement with Xstrata to explore the Pedra Branca Project located in the state of Ceará, in northeastern Brazil.

Through its wholly-owned subsidiaries, MSOL, MTL and MCT, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and reserves presented in Tables 1 and 2 under the section entitled “Mineral Resources and Reserves”.

The TechnoMine technical report on the Turmalina Gold Project dated October 29, 2004, revised on December 16, 2004 and further revised on December 20, 2004, and the TechnoMine Turmalina Expansion Technical Report, as defined below, contain further details with respect to reported gold reserves and gold resources at Turmalina - See “TechnoMine Turmalina Expansion Technical Report” below.

The TechnoMine Paciência Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves at Paciência - See “TechnoMine Paciência Technical Report” below.

The TechnoMine Caeté Project Technical Report, as defined below, contains additional details regarding currently reported gold resources in the Caeté Project - See “TechnoMine Caeté Technical Report” below.

The PAH Gurupi Project Technical Report, as defined below, contains additional details regarding currently reported gold resources in the Gurupi Project - See “PAH Gurupi Technical Report” below.

In addition to the mining properties described in the preceding paragraph, in March 2007, Jaguar entered into the Joint Venture Agreement with Xstrata with respect to the Pedra Branca Project located in the State of Ceará in northeastern Brazil.  Pursuant to the Joint Venture Agreement, Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project.

The Technical Reports (as defined below) contain additional information regarding gold reserves and gold resources on Jaguar’s properties.  See “Jaguar Gold Operations and Projects” below.

Gold production and sales

During 2009, Jaguar produced a total of 155,102 ounces of gold at an average cash operating cost of US$468 per ounce compared to 115,348 ounces produced at an average cash operating cost of US$429 per ounce during 2008.  For the year ended December 31, 2009, gold sales totaled 143,698 ounces at an average price of US$979 per ounce compared to 108,944 ounces sold at an average price of US$860 per ounce for the year ended December 31, 2008.

The table below provides greater detail regarding total gold production at Turmalina, Paciência and Sabará for the year ended December 31, 2009:

	Ore processed (000 tonnes)	Feed Grade (grams per tonne)	Plant Recovery Rate (%)	Production (ounces)	Cash operating cost per tonne (US$)	Cash operating cost per ounce (US$)
Turmalina	588	4.81	89	82,071	59.60	424
Paciência	646	3.42	93	66,671	51.20	502
Sabará	169	1.80	66	6,360	26.10	680
Total	1,403	3.81	89	155,102	51.70	468

During 2010, Jaguar estimates it will produce 200,000 - 217,000 ounces of gold as follows:

	Estimated	Estimated
	FY 2010	FY 2010
Operation	Production	Cash Operating Cost
	(ounces)	(US$/ounce)
Turmalina	95,000-101,000	$480-490
Paciência	75,000-81,000	$495-510
Caeté	30,000-35,000	$500-510
Total	200,000-217,000	$489-500

Operating cash cost estimates for 2010 are based on an average exchange rate of R$1.75 per US$1.00.  The 2009 exchange rate was R$2.04 per US$1.00.

As noted above under the heading “Sabará”, Jaguar has deemed this operation to be a non-core facility which will continue to be idle during 2010.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads.  Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Jaguar has contracted for AngloGold Ashanti to arrange sales of Jaguar’s gold bullion with gold brokers at Jaguar’s request and direction, which provides Jaguar with ready access to gold markets at limited costs and risks.

Specialized Skill and Knowledge

Jaguar is staffed by an experienced senior management team with over 100 years of collective experience exploring, developing and operating gold mines in Brazil.  Jaguar’s Chief Executive Officer and President, Daniel R. Titcomb, has been involved in continuous mining exploration and development in Brazil since 1993.  Jaguar’s Chief Operating Officer, Lúcio Cardoso, was formerly superintendent of AngloGold Ashanti’s gold division and has over 35 years experience in the Brazilian mining sector.  Jaguar’s Vice President of Exploration and Engineering, Adriano L. Nascimento, has approximately 30 years experience in the Brazilian mining industry and held the position of senior engineer at AngloGold Ashanti for 11 years, where he was responsible for the production department of several mines, including Mina Grande, the deepest and one of the oldest mines in Brazil.  Jaguar’s Chief Geologist, Jaime Duchini, has over 25 years experience in exploration in the Iron Quadrangle.

Competitive Conditions

The gold exploration and mining business is a competitive business in all its phases.  Jaguar competes with numerous other companies and individuals in the search for and the acquisition of mineral licenses, permits and other mineral interests, as well as for acquisition of equipment and the recruitment and retention of qualified employees.  There is also significant competition for the limited number of gold property acquisition opportunities.  The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.

Jaguar has an ongoing relationship with AngloGold Ashanti through contractual royalty rights in certain of its properties and an agreement to provide Jaguar’s operating company with gold refining and marketing services.

Jaguar has built its base upon the acquisition of later-stage gold exploration properties in the Iron Quadrangle region of Brazil at relatively depressed prices.  Jaguar believes that its asset acquisition costs combined with the clustered nature of its mineral assets and production facilities gives it an advantage over other similarly-sized competitors.

Employees

Jaguar had 1,535 employees as at December 31, 2009.

Foreign Operations

All of Jaguar’s mineral projects are owned and operated though its wholly-owned Brazilian subsidiaries, MSOL, MTL and MCT.  Jaguar’s wholly-owned properties are located in the states of Minas Gerais and Maranhão in Brazil.  Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Mineral Projects

Except as otherwise noted, the following descriptions and summaries of Jaguar’s material projects, are derived from the following Technical Reports:

(i)	The Technical Report on the Turmalina Expansion Feasibility Study dated September 9, 2008 (the “TechnoMine Turmalina Expansion Technical Report”), which covers the Turmalina property;
(ii)	The Technical Report on the Paciência Gold Project Santa Isabel Mine dated August 7, 2007 (the “TechnoMine Paciência Technical Report”), which covers the Paciência-Santa Isabel property;
(iii)	The Technical Report on the Caeté Expansion Feasibility Study dated September 15, 2008 (the “TechnoMine Caeté Technical Report”), which covers the Pilar and Roça Grande properties; and
(iv)
The Technical Report on the Gurupi Gold Project dated December 4, 2009 (the “PAH Gurupi Project Technical Report”), which covers the Gurupi property and together with the technical reports in items (i)-(iv), the “Technical Reports”).

This Annual Information Form contains only summary information regarding Jaguar’s properties.  A complete description of Jaguar’s properties and associated maps, photographs and references can be found in the Technical Reports filed on SEDAR (at www.sedar.com), and such reports are hereby incorporated by reference herein.

The Qualified Person, as such term is defined in NI 43-101, who prepared the TechnoMine Turmalina Expansion Technical Report, the TechnoMine Paciência Technical Report and the TechnoMine Caeté Technical Report referred to above was Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

The Qualified Persons who prepared the PAH Gurupi Project Technical Report were Barton G. Stone, C.P.G. and Jeremy Lee Clark.  Mr. Stone is Chief Geologist of PAH, and Mr. Stone and Mr. Clark are independent for the purposes of NI 43-101.

Mineral Resources and Reserves

In March 2010, Jaguar completed an internal reconciliation of its mineral resources and reserves.  Ivan C. Machado, M.Sc., P.E., P.Eng. audited the internal reconciliation.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.  Based on the reconciliation, Jaguar’s mineral resources are (i) measured and indicated resources of 98,452,182 tonnes with an average grade of 1.93 grams per tonne containing 6,093,916 ounces of gold and (ii) inferred resources of 26,153,968 tonnes with an average grade of 2.08 grams per tonne containing 1,747,196 ounces of gold.  Jaguar’s proven and probable mineral reserves, which are included in the measured and indicated mineral resource figure above, are 17,902,060 tonnes with an average grade of 3.51 grams per tonne containing 2,021,120 ounces of gold.  See below detailed tables of Jaguar’s mineral resources and reserves as at December 31, 2009.

Table 1 - Summary of Estimated Mineral Resources*
	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará(1)	491,530	1.67	245,970	1.47	737,500	1.61	439,000	2.24	38,070	31,620
Paciência
Santa Isabel(2)	1,651,480	3.98	2,331,680	3.24	3,983,160	3.55	1,356,710	3.67	454,240	160,270
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,330	80,390
Total	3,293,480	3.83	3,898,680	3.53	7,192,160	3.67	1,856,710	4.03	848,570	240,660
Caeté Project
Pilar(3)	2,137,260	4.05	1,668,020	4.71	3,805,280	4.34	1,757,090	6.20	530,510	350,400
Roça Grande(3)	4,686,090	2.97	4,927,390	3.82	9,613,480	3.41	1,540,660	3.88	1,053,480	192,410
Other(1)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Total	7,352,350	3.47	7,125,410	4.18	14,477,760	3.82	3,627,750	5.20	1,776,640	606,880
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,530,600	5.69	120,000	5.70	279,870	21,990
Ore Bodies A and B(5)	331,160	4.52	2,277,280	5.58	2,608,440	5.44	809,600	6.54	456,370	170,340
Ore Body C(5)	627,700	2.57	1,118,070	3.51	1,745,770	3.17	479,740	3.70	178,070	57,110
Total	1,298,460	3.87	4,586,350	5.10	5,884,810	4.83	1,409,340	5.50	914,310	249,440
Gurupi
Cipoeiro(6)	-	-	49,407,050	1.17	49,407,050	1.17	6,813,170	1.10	1,852,367	240,980
Chega Tudo(6)	-	-	20,752,902	1.00	20,752,902	1.00	12,007,998	0.98	663,959	377,615
Total	-	-	70,159,952	1.12	70,159,952	1.12	18,821,168	1.02	2,516,326	618,595
TOTAL IN SITU RESOURCES					98,452,182	1.93	26,153,968	2.08	6,093,916	1,747,196

Table 2 - Summary of Estimated Mineral Reserves*
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará(1)	100,460	1.68			100,460	1.68	5,440
Turmalina
Ore Bodies A and B(5)	293,020	3.62	2,366,890	4.78	2,659,910	4.65	397,860
Ore Body C(5)	638,240	2.20	1,162,060	3.01	1,800,300	2.72	157,600
Total	931,260	2.65	3,528,950	4.20	4,460,210	3.87	555,460
Paciência
Santa Isabel(2)	1,713,200	3.43	2,383,510	2.82	4,096,710	3.07	405,040
Caeté Project
Pilar(3)	1,719,860	3.67	1,680,760	4.20	3,400,620	3.93	430,150
Roça Grande(3)	2,805,180	2.88	3,038,880	3.74	5,844,060	3.33	625,020
Total	4,525,040	3.18	4,719,640	3.90	9,244,680	3.55	1,055,180
TOTAL	7,269,960	3.15	10,632,100	3.76	17,902,060	3.51	2,021,120

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 2. Some columns and rows may not total due to rounding.
(1)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.
(2)	TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.
(3)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR on September 17, 2008.
(4)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.
(5)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR on September 11, 2008.
(6)	Pincock Allen & Holt NI 43-101 Technical Report on the Gurupi Project filed on SEDAR on December 4, 2009.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Mining Concession and Exploration Permitting Requirements and Status

In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code.  Government concessions consist of exploration awards, exploration licenses, and mining permits.  Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.

Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation.  Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.

Based on the experience of management in obtaining licenses, Jaguar has made estimates for receiving licenses, upon which it has based projections for capital expenditures, revenues and earnings.  The time frames in which licenses are issued are dependent upon the actions of regulatory authorities and third parties.

The following table lists the status of Jaguar’s awards, licenses and permits.

Property	Permits
	Phase	Status
Sabará
Sabará Plant	Implementation License	Received September 2005
Sabará Plant	Operation License	Received December 2006
Sabará Zone A Mine	Implementation License	Received September 2006
Sabará Zone A Mine	Operation License	Received November 2006
Paciência
Santa Isabel Mine and Plant	Implementation License	Received May 2007
Santa Isabel Mine and Plant	Operation License	Received October 2008
Palmital Mine	Mining Permit*	Received July 2007
NW1 Mine	Mining Permit*	Received August 2007
Ouro Fino Mine	Mining Permit*	Received December 2009
Bahú Mine	Mining Permit*	Received February 2010
Caeté Project
Caeté Plant	Implementation License	Received July 2007
Caeté Plant	Operation License	Expected April 2010
Caeté Tailing Dam	Previous License	Received November 2007
Caeté Tailing Dam	Implementation License	Received May 2009
Caeté Tailing Dam	Operation License	Expected April 2010
Roça Grande Mine	Operation License	Received April 2008
Pilar Mine	Implementation License	Received August 2008
Pilar Mine	Operation License	Received October 2009
Boa Vista Mine	Mining Permit*	Received October 2007
Roça Grande Mine	Mining Permit*	Received April 2009
Roça Grande Mine	Mining Permit*	Received August 2009
Turmalina
Turmalina Mine and Plant	Implementation License	Received August 2006
Turmalina Mine and Plant	Operation License	Received March 2007
Turmalina Mine and Plant Expansion I	Operation License	Received December 2009
Turmalina Tailing Dam Expansion I	Implementation License	Received June 2009
Turmalina Tailing Dam Expansion I	Operation License	Received December 2009
Rio de Peixe
Cavalo de Pedra Mine	Mining Permit*	Received July 2008
Fazenda Velha Mine	Mining Permit*	Received July 2008
*A Mining Permit, which is known in Brazil as the “AAF - Autorização Ambiental de Funcionamento”, allows mining production of up to 100,000 tonnes per year for underground mines and 50,000 tonnes per year for open pit mines.

JAGUAR GOLD OPERATIONS AND PROJECTS

In the state of Minas Gerais in Brazil, Jaguar has two operating properties (Turmalina and Paciência) and one property under development (the Caeté Project).   See detailed description of each property below.

Turmalina Operations	Paciência Operations	Caeté Project
Turmalina Plant	Paciência Plant	Caeté Plant
Turmalina Mine (Ore Bodies A and B)	Santa Isabel Mine	Roça Grande Mine
Satinoco (Ore Body C)	Bahú Target	Pilar Mine
Satinoco Extension (Zone D)	NW1 Zone	Catita II Target
Faina and Pontal Targets	Rio de Peixe Target	Morro do Adão Target
Fazenda Experimental Target	Palmital Target (Conglomerates)	Camará/Trindade Targets
	Jatobá Target	Serra Paraíso Target
	BIF North Target	Lavra Velha Target
	Urubu Target	Boa Vista Target
	Monges Target	Boa Vista II Target
	Ajuda Target	Àgua de Sapo Target
	Quati Target	Carrancas Target
Viana Target Ouro Fino Target (Conglomerates)

In the state of Maranhão in Brazil, Jaguar has the Gurupi Project, which controls the Chega Tudo and Cipoeiro targets.

In the state of Ceará also in Brazil, Jaguar has a joint venture with Xstrata in the Pedra Branca Project, which controls the Coelho, Mirador and Queimada targets.

TechnoMine Turmalina Expansion Technical Report

Introduction

Jaguar retained TechnoMine to prepare a NI 43-101 compliant feasibility study on the expansion of its Turmalina operations (the “Turmalina Expansion Project”), which includes the Satinoco Ore Body (“Ore Body C”) and the existing Turmalina Ore Bodies A and B mineral resources and reserves.  TechnoMine issued the Turmalina Expansion Technical Report on September 9, 2008.  The Turmalina Expansion Project is controlled by Jaguar’s fully-owned subsidiary MTL.  The TechnoMine Turmalina Expansion Technical Report study was preceded by two technical reports on the Ore Body C, also prepared by TechnoMine and filed on SEDAR on October 22, 2007 and February 5, 2008.  The Ore Body C is also referred herein as the Satinoco Target and the Satinoco Structure.

The Turmalina mining complex is located approximately 120 kilometers northwest of Belo Horizonte and 6 kilometers south of the town of Pitangui, Minas Gerais, Brazil.  Turmalina comprises six (6) contiguous mining concessions covering an area of 4,787 ha and was acquired from AngloGold Ashanti in September 2004.  The Ore Body C is located within the Turmalina concessions.   Jaguar has 100% ownership subject to a 5% royalty on net revenue interest up to US$ 10 million, and 3% royalty thereafter, to an unrelated third party.  In addition, there is a 0.5% on net revenue interest payable to the landowner.

The Turmalina Mine currently encompasses Ore Bodies A and B and is currently producing 360,000 tpy (ROM).  The Turmalina Expansion Technical Report addresses the incremental 250,000 tpy to be produced by both the Ore Bodies A and C, which will increase Turmalina production to 610,000 tpy.  The expanded output is expected to reach 480,000 tonnes in 2008 and 610,000 tonnes by 2009.  The Ore Body C will contribute about 136,000 tpy in 2008 and starting in 2009, 200,000 tpy.

Geology

The Turmalina ore bodies are hosted by rocks of the Pitangui Group, considered a NW “geological window” of the Archean Rio das Velhas greenstone belt in the “Iron Quadrangle”.  This region is one of the major gold provinces in the world.  In the Pitangui area various small and historical alluvial or superficial mines were active during the Brazilian Gold Cycle (17th an 18th centuries).

The Turmalina ore bodies are underlain by rocks of Archaean and Proterozoic ages. Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types are metamorphosed pelites, tuffs, and banded iron formations (“BIF”) locally.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations and chert-hosted, sulfide-rich gold deposits.  Later shear zones with hydrothermal activity promoted both remobilization and local concentration of gold.

A portion of the gold mineralization in the Turmalina deposits may be due primarily to exhalative deposition associated with the BIF.  However, most of the gold content is associated with rocks that show increases in sericite, quartz, and biotite content.  Consequently, the deposit can be broadly classified as epigenetic related to a mesothermal system containing auriferous silicification in local structural features within a wider shear zone.

The Turmalina deposits were discovered by AngloGold Ashanti’s geological and geochemical exploratory works done in the 1979-1988 period.  There were neither surface excavations, nor evidences of historic artisan miner’s activities over the Turmalina and Satinoco deposits at that time.

The deposits comprise three zones: the Ore Bodies A and B (currently operating mines) and the Satinoco structure.  Ore Body A strikes azimuth 110º and dips 55-60º. Gold grades zoning indicates a SE plunge of approximately 65º.  The zone is 200-250 meters long and ranges in horizontal width from 2 meters to 30 meters, averaging approximately 8 meters.  Ore Body B lies 50 meters to 100 meters east of Ore Body A and has a similar attitude.  It is approximately 200 meters long and ranges from 1 to 12 meters in horizontal width, averaging approximately 3 meters.  The mineralized body extends to at least 550 meters below the surface.

The Satinoco Structure has three mineralized sectors located in a parallel structure about 300 meters west of Turmalina’s Ore Body A, also with similar altitudes, with strike lengths of 100 to 200 meters and 3 to 4 meters wide.  These ore shoots are open at depth, below the current 420-meter drilling limit.

All these mineralized zones or ore bodies are quartz-sulfide-rich rocks with variable increases of sericite, chlorite, biotite or carbonates, plunging to ENE.  Gold is present in small free grains associated mainly with arsenopyrite and quartz.

Mineral Resources and Reserves

This section combines the Ore Body C mineral resources and reserves with those reported in the Scott Wilson RPA Turmalina Technical Report, as reviewed and accepted by TechnoMine, which included Ore Body A (referred to as “Principal” in the Scott Wilson RPA report) and Ore Body B (referred to as “NE Zone” in the Scott Wilson RPA report).

Tables 1.3 and 1.4 below show mineral resources for Ore Bodies A and B as reported in the Scott Wilson RPA Turmalina Technical Report.

TABLE 1-3 MINERAL RESOURCES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone (Ore Body A)		NE Zone (Ore Body B)		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Measured + Indicated	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000
Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 1.0 grams per tonne Au.
3.	A minimum mining width of 1.0 m was used.
4.	Rows and columns may not total due to rounding.
5.	Mineral resources exclude previous production.
6.    The mineral resources are inclusive of mineral reserves.

Mineral reserves have been estimated based on the mineral resources.  Mining technical and economic factors have been applied.  The breakeven cut-off grade based on operating costs of US$33.23 per tonne and a gold price of US$450, is approximately 2.6 grams per tonne Au.  The incremental cut-off is approximately 1.5 grams per tonne Au.   Due to the lack of selectivity in the mining method, all resources within the 1.0 grams per tonne Au envelope have been considered for reserves.
TABLE 1-4 MINERAL RESERVES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone (Ore Body A)		NE Zone (Ore Body B)		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

Notes:
1.	Based on a gold price of US$ 450 per ounce
2.	Cutoff grade = 1.0 grams per tonne
3.	Dilution overall = 15%
4.	Extraction = 89%
5.	Reserves estimated according to CIM definitions
6.	Rows and columns may not add exactly due to rounding
7.	Expected process recovery = 90%.

Production based on the mineral reserves in Table 1-4 is further modified by a Mine Call Factor (“MCF”) of 97%, applied to grade.  Base Case production totals 2,916,000 tonnes at a grade of 6.1 grams per tonne Au.

The total ore mined out since the beginning of the operations at Turmalina in November 2006 has been reported by Jaguar as follows.

2007 production: 347,000 tonnes with an average grade of 4.37 grams per tonne  = 45,527 ounces Au
2008 production: 481,000 tonnes with an average grade of 5.46 grams per tonne =   72,785 ounces Au
2009 production: 588,000 tonnes with an average grade of 4.81 grams per tonne =   82,071 ounces Au

Mineral Resources - Ore Body C

The following data was used to estimate the mineral resources at the Ore Body C:

•	AngloGold Ashanti’s exploration program from 1979 to 1988, which included 9 diamond drill holes totaling 1,524 meters and about 250 meters of trenches.

•	Jaguar’s three-phase surface diamond drilling program from 2004 to 2007, as summarized below:

-	Phase 1: 5,501 meters drilled in 35 holes. This program tested the continuity of the mineralized body between the weathered zone and up to 200 meters below the surface.

-
Phase 2: 3,338 meters drilled in 24 complementary infill holes to create a 25 x 60 meter grid between the surface and 100 meters below and to test the continuity of the mineralized body up to 350 meters above sea level.

-
Phase 3: In 2007, an additional drill hole campaign was carried out, which consisted of 12,763 meters drilled in 48 holes.  Results from holes FSN 10 to 68 from this campaign were included in estimating mineral resources contained in the original TechnoMine Satinoco Target Resource Statement technical report dated October 22, 2007.  Results from the remaining drill holes FSN 69 to 113 were included in the TechnoMine Satinoco Target Resource Statement technical report dated February 5, 2008.  Results from drill holes FSN 114 to 116 have been included in this feasibility study.  From the total 12,763 meters drilled, 11,889 meters were utilized to estimate the mineral resources.

•
Underground Development: in 2007, a horizontal drift excavation was started from the Turmalina ramp in order to access the central portion of the Satinoco Structure. The purpose was to expose the Satinoco mineralized body along strike. The underground developments are progressing and now total about 822 meters. Jaguar’s exploration and development plans at the Turmalina mining complex include additional underground drilling to define the Satinoco zones that cannot be drilled from the surface, in order to further increase estimated mineral resources in future studies.

Exploration activities resulted in total estimated measured and indicated resources of about 173,900 ounces Au and inferred resources of approximately 57,100 ounces Au as detailed in the table below.

The Ore Body C mineral resource estimate was prepared by MCB Serviços e Mineração Ltda. (“MCB”), a Belo Horizonte-based consulting company, under the supervision of Jaguar’s Chief Geologist, Jaime Duchini and the author of this feasibility study.

Ore Body C Mineral Resources Cut-off Grades: 0.3 Au (g/t) - Oxide and 1.5 Au (g/t) Sulfide
Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Measured	55,280	3.12	5,550
	Indicated	72,120	2.55	5,920
	Measured and Indicated	127,400	2.80	11,470
	Inferred	400	0.46	10
Sulfide	Measured	470,220	3.58	54,150
	Indicated	1,026,380	3.28	108,280
	Measured and Indicated	1,496,600	3.37	162,430
	Inferred	479,340	3.71	57,090
Total	Measured	525,500	3.53	59,700
	Indicated	1,098,500	3.23	114,200
	Measured and Indicated	1,624,000	3.33	173,900
	Inferred	479,740	3.70	57,100

MineSight software was used. The adopted capping grade was 30 grams per tonne, while the cutoff grade selected for the estimation was 0.30 grams per tonne for oxide and 1.5 grams per tonne for sulfide resources. Poor variography eliminated the option of kriging and the inverse squared distance (“ISD”) method was adopted to weigh composites grades within the blocks.

Mineral Resources at the Ore Body A that will be used in the Expansion Project

The mineral resource estimate summarized below was prepared by Jaguar’s Chief Geologist, Jaime Duchini and the author of the TechnoMine Turmalina Expansion Technical Report.

Ore Body A Mineral Resources included in the Expansion Project
Cutoff Grade: 1.0 Au (g/t)
Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Sulfide	Measured	0	0	0
	Indicated	391,700	8.23	103,700
Total	Measured and Indicated	391,700	8.23	103,700
	Inferred	0	0	0

Expansion Project Total Mineral Resources

Expansion Project Total Mineral Resources (Ore Bodies A and C)

Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Measured	55,280	3.12	5,550
	Indicated	72,120	2.55	5,920
	Measured and Indicated	127,400	2.80	11,470
	Inferred	400	0.46	10
Sulfide	Measured	470,220	3.58	54,150
	Indicated	1,418,080	4.65	211,980
	M+I	1,888,300	4.38	266,130
	Inferred	479,340	3.71	57,090
Total	Measured	525,500	3.53	59,700
	Indicated	1,490,200	4.55	217,900
	Measured and Indicated	2,015,700	4.28	277,600
	Inferred	479,740	3.70	57,100

The mineral reserves estimates are summarized on the next page and were prepared by Minere Engenharia Ltda (“Minere”), under the supervision of the author of the TechnoMine Turmalina Expansion Technical Report.

Mineral Reserves at the Ore Body C

Ore Body C Proven and Probable Mineral Reserves

Type	Reserve Category	Tonnage (t)	Au (g/t)	0z Au
Oxide	Proven	19,500	4.02	2,520
	Probable	35,700	3.35	3,850
	Proven + Probable	55,200	3.59	6,370
Sulfide	Proven	353,300	3.40	38,650
	Probable	857,300	2.97	81,980
	Proven + Probable	1,210,600	3.10	120,630
Total	Proven	372,800	3.43	41,170
	Probable	893,000	2.99	85,830
	Proven + Probable	1,265,800	3.12	127,000

Open Pit Dilution:	12%
Underground Mine Dilution:	15%
Satinoco Overall Mining Recovery:	68%

Mineral Reserves at the Ore Body A that will be used in the Expansion Project

Ore Body A Proven and Probably Mineral Reserves that will be used in the Expansion Project

Type	Reserve Category	Tonnage (t)	Au (g/t)	oz Au
Sulfide	Proven	0	0	0
	Probable	418,800	7.16	96,410
	Proven + Probable	418,800	7.16	96,410

Mine Dilution:	15%
Mining Recovery:	93%

Expansion Project Total Mineral Reserves

Expansion Project Proven and Probable Mineral Reserves

Type	Resource Category	Tonnage (t)	Au (g/t)	oz Au
Oxide	Proven	19,500	4.02	2,520
	Probable	35,700	3.35	3,850
	Proven + Probable	55,200	3.59	6,370
Sulfide	Proven	353,300	3.40	38,650
	Probable	1,276,100	4.35	178,390
	Proven + Probable	1,629,400	4.14	217,040
Total	Proven	372,800	3.43	41,170
	Probable	1,311,800	4.32	182,240
	Proven + Probable	1,684,600	4.12	223,410

Expansion Project Summary Data

•	Project Life (Ore Body C): 16 semesters, starting in the first semester of 2008.

•	Pre-production period: 12 months - It is anticipated that only 135,700 t will be added to current production during the pre-production period.

•	Measured and Indicated Resources:

Ore Body C: 1,624,000 tonnes at 3.33 grams per tonne (average) = 173,900 ounces Au
Ore Body A: 391,700 tonnes at 8.23 grams per tonne (average) = 103,700 ounces Au
Total: 2,015,700 tonnes at 4.28 grams per tonne (average) = 277,600 ounces Au

•	Mining Method: sublevel stoping for both Ore Bodies A and C

•	Cruise Production Rates (ROM): about 250 ktpy (Ore Body C) as an incremental production to current operations (Ore Bodies A and B: 360 ktpy), totaling 610 ktpy

•	Mining Average Dilution:

Ore Body C (open pit): 12%
Ore Body C (underground): 15%
Ore Body A: 15%

•	Mining Average Recovery:

Ore Body C: 68.0%
Ore Body A: 92.97%

•	Proven and Probable Reserves:

Ore Body C: 1,265,800 tonnes at 3.12 grams per tonne t (average) = 127,000 ounces Au
Ore Body A: 418,800 tonnes at 7.16 grams per tonne t (average) =   96,410 ounces Au
Total: 1,684,600 tonnes at 4.12 grams per tonne t (average) = 223,410 ounces Au

•	Mine Call Factor: 97%

•	Mill Feed Grades:

Ore Body C: 3.02 grams per tonne
Ore Body A: 6.94 grams per tonne
Average: 4.00 grams per tonne

•	Mill Feed Gold:	216,710 ounces

Ore Body C: 123,190 ounces
Ore Body A: 93,520 ounces
Total: 216,710 ounces

•	Process Route: Crushing/Screening - Grinding -Leaching - CIP - ADR (including Elution, Electrowinning, and Smelting)

•	Metallurgical Recovery: 90% (average)

•	Total “Salable” Gold: 195,040 ounces

Ore Body C: 110,870 ounces
Ore Body A: 84,170 ounces
Total: 195,040 ounces

Permitting

Mining Rights

The Turmalina mining complex entails the mining concessions (ultimate mineral right), all in good standing and shown in the table below.

Turmalina Mining Concessions
DNPM Mining Concession	Area (ha)
832203/03	996
812004/75	880
803470/78	952
830027/79	120
812003/75	980
831617/03	859

Environmental Licensing

Original Turmalina Project Licenses

In 2005, MTL applied for the Previous License (“LP”) related to the original Turmalina Gold Project, for both the open pit and underground exploitation of the sulfide mineralized body, in connection with Mining Concession DNPM 812.003/75 and the mineral processing plant.  The LP was granted to MTL in October 2005.  The submitted environmental study, along with the LP application, formed an Environmental Control Report (“RCA”).  The Implementation License (“LI”) for the original Turmalina mine and mill undertaking was applied for in November 2005.  In August 2006, COPAM granted MTL the LI, after the PCA’s analysis.

The Operation License (“LO”) for the original Turmalina Gold Project was applied for in March 2007 and granted in June 2008.  The LO does not cover the tailings disposal system, since the system originally foreseen was revised by Jaguar (See item 1.5.3 below, which portrays the ongoing licensing for the tailings disposal system).

Expansion Project Licenses

Minas Gerais State Decree 44.844/2008, dated 06/25/08 establishes that given the operating situation and production status prevailing in the Turmalina mining complex, Jaguar was allowed to apply directly for an LO for the Expansion Project.

The RCA and the Environmental Control Plan (“PCA”) studies related the LO for the Turmalina Expansion were submitted to SUPRAM in October 2008.

In December 2009, Jaguar received the LO awards in connection with the Expansion Project, which included the plant, mine and the tailings dam.

Infrastructure

The underground access drift to the sulfide ore body from ore body A has been fully developed.

Additional Infrastructure: Installation is needed for one (1) air compressor, a mine substation, and a ventilation shaft, for the underground sulfide ore body.  These items were properly budgeted.  Development activities and transportation of the open pit oxide material will be outsourced.

Capital Costs

The total nondiscounted investment estimate is US$ 25.5 million, as shown below.

INVESTMENTS	Unit: US$ 1,000
♦CAPEX - Initial Investments (2007 - 2009)	(22,373)

♦CAPEX - Operational (Q1 2008 to Q2 2009) and Post-Operation Investments	(3,146)
• Operation Shutdown (2015 to 2017)	1,895
• Environmental Closure (2015 to 2017)	921
• Work Capital	(0)
• Work Capital Recovery	0
• Salvage	0
• Stay in Business	(330)
♦TOTAL INVESTMENT	(25,519)

Operating Costs

The total nondiscounted life of mine operating cost for the Turmalina expansion has been estimated at US$ 92.9 million.

Economic Analysis

The economic results presented in the table below - Base Case Scenario Summary of Economic Results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario presented below. The after-tax economic indicators from the Cash Flow Model and a Sensitivity Analysis (Appendix 02 of the TechnoMine Turmalina Expansion Technical Report) point to an economically robust project.

ECONOMIC ANALYSIS CRITERIA

•	Gold price	US$ 750 per troy ounces of gold

•	ROM Total Tonnage (Ore Body C)	1,265,800 tonnes

•	ROM Total Tonnage
	(Ore Bodies A and C)	1,684,600 tonnes

•	Mineral Reserves (Ore Body C)	1,265,800 tonnes @ 3.12 grams per tonne Au, containing approximately 127,000 ounces

•	Mineral Reserves
	(Ore Bodies A and C)	1,684,600 tonnes @ 4.12 grams per tonne Au, containing approximately 223,410 ounces

•	Mine Call Factor	97%

•	Mill Feed Grade
	(Ore Bodies A and C average)	(4.12)*(97%) = 4.00 grams per tonne

•	ROM Average “Cruise” Production	incremental 250,000 tpy to the current 360,000 tpy
starting in 2009

•	Metallurgical Recovery	90%

•	Total Gold Production	195,040 ounces Au

•	Average Annual Gold Production	24,380 opy

•	Project Life (LOM - Ore Body C)	16.0 semesters

•	CAPEX (Ore Body C)	US$ 25.5 million (straight)

•	Production Start (Ore Body C)	First semester of 2008

•	Production Finish (Ore Body C)	Second semester of 2015

•	Exchange Rate	Construction Period:
US$ 1.00 = R$ 1.70

Production Period:
US$ 1.00 = R$ 2.00

•	Depreciation and amortization have been prorated over the life of the Turmalina expansion.

The cumulative operating profit has been estimated at US$ 51.1 million, while the after-tax cumulative profit estimate is US$ 41.3 million and the cumulative net cash flow estimate is US$ 15.8 million.

Base Case Scenario: Summary of Economic Results

Turmalina Expansion Project (Phase I - 610 ktpy)	Economic Indicators
IRR (% per year)	106.3
NPV @ 0% - [US$]	15.8 million
NPV @ 5% - [US$]	11.6 million
NPV @ 8% - [US$]	9.7 million
NPV @ 10% - [US$]	8.6 million
NPV @ 12% - [US$]	7.7 million
Payback Period (straight)	1.98 semesters
Payback Period @ 8%	2.07 semesters
Payback Period @ 10%	2.09 semesters
Payback Period @ 12%	2.11 semesters
Life of Mine Production	16.0 semesters

•	Average Cash Cost	US$ 488 per ounce Au

•	Total Production Cost	US$ 619 per ounce, including invested capital

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 675/ounces Au	IRR = 30.9 % py
Gold Price = US$ 725/ounces Au	IRR = 76.2 % py
Metallurgical Recovery = 92%	IRR = 133.0 % py
Metallurgical Recovery = 89%	IRR = 95.3% py
Investment + 10%	IRR = 67.4 % py
Investment + 5%	IRR = 83.3 % py
OPEX + 7%	IRR = 73.1 % py
OPEX - 5%	IRR = 135.3 % py

Mill Feed Grade + 3% (4.12 grams per tonne)	IRR = 144.4 % py
Mill Feed Grade - 3% (3.88 grams per tonne)	IRR = 79.0 % py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Turmalina Expansion is low-risk and robust.  It has been extensively studied from a technical standpoint and is supported by extensive exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The technical work for the expansion was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased or are in the final procurement stage.  Cost estimates are based on solidly supported process routes, mining methods, and plans, being within the +/- 15% accuracy range.

Based on the aforementioned conclusions and on the strong economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Turmalina Expansion to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommended Jaguar to proceed with the implementation of the Turmalina Expansion.

Although the Turmalina Expansion is feasible and robust at its current size, it is recommended that exploration efforts continue not only at the Turmalina mining complex, but also at other targets in the region.  An increased resource base will give rise, via a further consolidated feasibility study, to increased reserves, which, in turn, may significantly improve the financial performance of the expansion.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for the augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound and smooth transition in the increase of project size.

Project Status

The construction related to the implementation of the Turmalina Expansion was completed during the third quarter of 2009, boosting annual gold production capacity at Turmalina from 80,000 ounces per year to 100,000 ounces per year.  As a result, Turmalina’s grinding and milling capacity has been increased to 1,800 tonnes per day of ore in its CIP plant, from the previous designed operating level of 1,500 tonnes per day.

TechnoMine Paciência Technical Report

Introduction

Jaguar retained TechnoMine to prepare an NI 43-101 compliant feasibility study on the on the Paciência-Santa Isabel Mine Project (the “Paciência-Santa Isabel Project” or the “Paciência-Santa Isabel Target”).  TechnoMine issued its report on August 7, 2007.  The following description of this project is derived from the summary contained in the TechnoMine Paciência Technical Report.

Paciência-Santa Isabel Project is located 81 kilometers from Belo Horizonte and 23 kilometers from Itabirito, in the state of Minas Gerais, Brazil. The area has good infrastructure and the Paciência-Santa Isabel Project site can be accessed by 18-wheel trucks on paved and dirt roads.

MSOL, Jaguar’s 100%-owned subsidiary, purchased several properties from AngloGold Ashanti in 2003, including the Paciência-Santa Isabel Target, which was the object of the TechnoMine Paciência Technical Report.  The Paciência-Santa Isabel Target comprises one mineral right covering an area of 1,000 hectares.  The Paciência-Santa Isabel Target is part of Jaguar’s Paciência mining complex, which includes several mineral rights covering an area of approximately 17,500 acres.

Mining operations at the Santa Isabel Mine commenced in April 2008 as the Paciência Plant entered the commissioning phase.  Paciência reported its first gold pour on July 24, 2008 and produced a total of 24,364 ounces of gold by the end of 2008.  In 2009, the Paciência operation produced a total of 66,671 ounces.

During 2008, power for the Paciência-Santa Isabel operations was partially supplied by CEMIG, the local power utility company.  A total diesel-generated installed power of 4.2 MVA (3.5 MW; one 0.5 MW generator in stand by) was implemented to replace high-cost energy, especially during peak demand hours.

Fresh water to supply the mine and plant is provided by the Tejuco Creek, a tributary to the Rio das Velhas (“das Velhas River”).  A pump station is located in the river about 2.6 kilometers from the Santa Isabel Project’s main water tank.

A digital-technology based telephone communication system is supplied by Embratel, a leader in corporate communication solutions.  The system accommodates a 30-channel link for voice communication and a digital data connection with MSOL’s head office in Belo Horizonte, where a shared link provides safe Internet and Intranet access.

Geology

The Paciência-Santa Isabel Project area hosted various productive and historical mines during the Brazilian Gold Cycle (17th an 18th centuries), such as the Cata Branca Mine, the Rainha Mine, Morro de São Vicente, Marzagão, Bahú, etc.  The Project properties are situated in the Iron Quadrangle, including the Paciência-Santa Isabel Target (which is the object of the Paciência-Santa Isabel feasibility study).  This well-known prolific mining area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations and chert-hosted, sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.

Gold mineralization at the Paciência-Santa Isabel operations area occurs in two forms. The dominant form is associated with disseminated sulfide in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in the shear zone.  The second form is in the basal conglomerate of the Moeda Formation. The second type of mineralization is not considered in the TechnoMine Paciência Technical Report.

The gold mineralization of the Santa Isabel Target is related to the Paciência trend. This trend was discovered and intensively mined in the 17th and 18th centuries and now it is recognized by large surface excavations and old mines distributed in a continuous straight line. The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. The gold occurs in small visible nuggets in the quartz or inside the sulfide. These quartz-rich zones exhibit boudinage shapes, with thicknesses variable from centimeters up to 30 meters, width between 10 meters and 200 meters and hundreds of meters of continuity following the plunge. The gold grades are variable, and grades between 100 to 500 grams per tonne are not uncommon due to the existence of coarse gold.

Mineral Resources

The mineral resource estimate was prepared by Moreno & Associados (“Moreno”), a Belo Horizonte based consulting company, under the supervision of the author of the TechnoMine Paciência Technical Report, and is shown in the table below.

  Paciência Gold Project Santa Isabel Mine - Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	871,170	5.59	156,590 (36.4%)
Indicated (I)	1,702,230	5.00	273,670 (63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580

The software used was MineSight. The adopted capping grade was 95 grams per tonne, while the cut-off grade selected for the estimation was 1.5 grams per tonne. Poor variography eliminated the option of kriging and the ISD method was adopted to weigh composites grades within the blocks. See Appendix 01 of the TechnoMine Paciência Technical Report for Moreno’s Mineral Resource Final Report.

Mineral Reserves

  Paciência Gold Project Santa Isabel Mine - Reserve Estimate

	Tonnage (t)	Grade (g Au/t)	Ounces (ounces Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450
* 2,260 ounces of gold, corresponding to test mining production during 2006 (21,742 tonnes at
3.23 grams per tonne) have not been deducted from the above stated reserves.

The Cut and Fill Method has been adopted for the Paciência-Santa Isabel Project.  The Mining Plan showed a 91.7% recovery and a dilution of 15%.  Hence, the estimated total tonnage that will be mined is:

[(2,573,400 tonnes)*(0.917)*(1.15)] = 2,714,000 tonnes.

The ROM average diluted average is estimated at:
[(5.20 grams per tonne)]/(1.15) = 4.52 grams per tonne

(Proven + Probable) Reserves are currently estimated at:

Pv + Pb = (2,714,000 tonnes) * (4.52 g / t) = 394,450 ounces Au

Proven Reserves                                = (0.364)*(2,714,000) =    987,900 tonnes @ 4.52 grams per tonne = 143,580 ounces Au
Probable Reserves = (0.636)*(2,714,000) = 1,726,100 tonnes @ 4.52 grams per tonne = 250,870 ounces Au

A Mine Call Factor (“MCF”) of 97% has also been adopted based on the experience of the feasibility study’s mining team. Therefore, the estimated Mill Feed grade is:

4.52 * 0.97 = app 4.384 grams per tonne and the estimated to-the-mill amount of ounces of gold is (394,450 ounces Au) * (0.97) = (2,714,000 tonnes) * (4.384 grams per tonne) = approx. 382,600 ounces Au

Considering the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 356,000 ounces Au.

Project Summary Data

•	Project Life:	9.7 semesters, starting in the second quarter of 2008

•	Pre-production period:	5 months

•	Measured and Indicated Resources of Au:	2,573,400 tonnes at 5.20 grams per tonne (average) = 430,260 ounces

•	Mining Method:	Cut and Fill

•	Production Rates (ROM):	400 kt / year (2008) and 600 kt / year (following years),
514 kt in 2012

•	Mining Average Dilution:	15%

•	Mining Average Recovery:	91.7%

•	Proven and Probable Reserves (ROM):	2,714,000 t at 4.52 grams per tonne = 394,450 ounces Au

•	Mining Call Factor:	97%

•	To-the-Mill Grade:	4.39 grams per tonne

•	To-the-Mill Gold:	382,600 ounces Au

•	Process Route:	Crushing/Screening - Grinding - Gravity Separation - Leaching - CIP - ADR (including Elution and Electrowinning)

•	Metallurgical Recovery:	93%

•	Total salable ounces of gold:	356,000 ounces Au

•	Product:	Gold (bullion)

Permitting

On January 24, 2005 MSOL applied for the Previous License (“LP”) related to the Paciência-Santa Isabel Project. The LP was awarded to MSOL on July 27, 2006.  The environmental study, submitted along with the LP application, was an EIA/RIMA - as defined in item 21.4.1.  The Paciência-Santa Isabel Target’s EIA/RIMA is filed at Jaguar’s office in Belo Horizonte, Brazil.

On December 26, 2006 Jaguar submitted an application for the Implementation License (“LI”).  The environmental study submitted along with the LI application was an RCA, whose approval allows the completion of important works that need to be constructed in the area, such as the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the underground mine, installation of the Infrastructure (power and water supply systems, roads, etc.), and preparation of the waste dump area.

MSOL holds the Mineral Right DNPM 830.375/79 related to the property.  Jaguar applied for the Mining Concession last year. Jaguar was awarded the LI on May 17, 2007 and informed the DNPM shortly thereafter.  After the installation of the Paciência Santa Isabel Project was completed and the environmental requirements were met, Jaguar applied for the Operation License (“LO”).  After the LO application was submitted, operations started under a Provisional Operation License issued 10 (ten) days after the filing date, as established in the state of Minas Gerais Decree Nº 44.309/06, dated June 5, 2006.   The Paciência Santa Isabel LO was received in October 2008.

Capital Costs

The total non-discounted investment estimate is US$ 47.7 million as shown below.

Investments	Unit: US$ 1,000
Operation Shutdown	(2,126)
Environmental Operation & Closure CAPEX	(515)
Work Capital	(722)
Work Capital Recovery	722
Salvage	7,256
Stay in Business	(450)
CAPEX - Pre- Operational Investments	(43,388)
CAPEX - Operational Investments	(8,505)
TOTAL INVESTMENTS	(47,729)

Operating Costs

The total non-discounted life of mine operating cost for the Paciência-Santa Isabel Project has been estimated at US$ 86.5 million.

Economic Analysis

The following economic results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario:

•	Gold price	US$600 per troy ounce of gold

•	ROM Total Tonnage	2,714,000 tonnes

•	Mineral Reserves	2,714,000 tonnes @ 4.52 grams per tonne Au, containing 394,450 ounces

•	Mill Feed Grade (average)	4.39 grams per tonne

•	Mining Rate	400,000 tonnes in 2008;
600,000 tonnes per year starting in 2009;
513,700 tonnes in 2012

•	ROM Average “Cruise” Production	1,755 tpd ROM (600,000 tpy: 342 days/year)

•	Metallurgical Recovery	93%

•	Gold Total Production	356,000 ounces Au

•	Gold Average Annual Production	73,300 opy

•	Project life (LOM)	9.7 semesters

•	CAPEX (total)	US$ 47.7 million (straight)

•	Average Cash Cost	US$ 252 per ounce Au

•	Total Production Cost	US$ 386 per ounce, including invested capital

•	Production Start	Second quarter of 2008

•	Exchange Rate	Construction Period: US$ 1.00 = R$2.00
Production Period: US$ 1.00 = R$2.30 (average)

•	Depreciation and amortization have been prorated over the Paciência-Santa Isabel Project life.

The Cumulative Operating Profit has been estimated at US$ 123.8 million, while the After-Tax Cumulative Profit estimate is US$ 98.0 million and the Cumulative Net Cash Flow estimate is US$ 49.5 million.

The primary after-tax economic indicators from the Cash Flow Model (Appendix 02 of the TechnoMine Paciência Technical Report, which also includes a Sensitivity Analysis) are summarized in Table 1.9.1.  The indicators point to an economically feasible project.

Table 1.9.1 - Base Case Scenario: Summary of Economic Results

Paciência Gold Project Santa Isabel Mine	Economic Indicators s
IRR (% per year)	26.2
NPV @ 0% - [US$]	49.5 million
NPV @ 5% - [US$]	26.4. million
NPV @ 8% - [US$]	17.8 million
NPV @ 10% - [US$]	13.6 million
NPV @ 12% - [US$]	10.2 million
Payback Period (straight)	4.81 semesters
Payback Period @ 8%	5.36 semesters
Payback Period @ 10%	5.44 semesters
Payback Period @ 12%	6.04 semesters
Life of Mine Production	9.7 semesters

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 520/ounces Au	IRR = 17.3 % py
Gold Price = US$ 680/ounces Au	IRR = 34.4 % py
Metallurgical Recovery = 92%	IRR = 25.5 % py
Metallurgical Recovery = 91%	IRR = 24.8 % py

Investment + 10%	IRR = 24.1 % py
Investment - 10%	IRR = 28.4 % py
OPEX + 10%	IRR = 23.5 % py
OPEX - 10%	IRR = 28.7 % py

Mill Feed Grade + 10% (4.83 grams per tonne)	IRR = 34.2% py
Mill Feed Grade - 10% (3.95 grams per tonne)	IRR = 21.7% py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Paciência-Santa Isabel Project is low-risk and robust.  It has been extensively studied from a technical standpoint and is supported by significant exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The aforementioned technical work for this Paciência-Santa Isabel Project was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased. Cost estimates are based on solidly supported process routes, mining methods, and plans, being within the +/- 15% accuracy range.

Based on the economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Paciência-Santa Isabel Project to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommended Jaguar to proceed with the Paciência-Santa Isabel Project’s implementation.

Although the Paciência-Santa Isabel Project is feasible and robust at its current size, it is our recommendation that the exploration efforts continue not only at the Paciência-Santa Isabel Property, but also at other targets in the Paciência mining complex. An increased resource base will give rise, via a consolidated feasibility study, to increased reserves, which, in turn, will significantly improve the financial performance of the Paciência-Santa Isabel Project.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for the augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound and smooth project size transition.

The basic project of the CIP tailings Detox Plant should start as soon as the process route is defined based upon the ongoing Degussa/CyPlus test work being carried out by CyPlus at their research center facility at Hanau, Germany (Purchase Order issued on April 24, 2007).

Project Status

Construction of the Paciência CIP processing plant began immediately after the completion of the TechnoMine Paciência Technical Report.  Mining operations at the Santa Isabel Mine commenced in April 2008 as the new plant entered the commissioning phase.  On July 24, 2008, Paciência reported its first gold pour and operations were deemed commercial during the latter part of the fourth quarter of 2008 based on throughput rates.  Paciência produced 24,364 ounces of gold in 2008 and 66,671 ounces in 2009.

TechnoMine Caeté Technical Report

Introduction

The TechnoMine Caeté Tehcnical Report includes Jaguar’s Pilar and Roça Grande Targets.  Pilar is described in the TechnoMine Quadrilátero Technical Report and updated in the TechnoMine Caeté Technical Report herein described.   Roça Grande consists of four targets referred to as RG-01/07, RG-02, RG-03, and RG-06, which are also described in the TechnoMine Caeté Technical Report.  The TechnoMine Caeté Technical Report was preceded by a scoping study completed by TechnoMine on May 31, 2007 and a statement of resources technical report dated November 23, 2007 also prepared by TechnoMine.

After the completion of the statement of resources report in 2007, Jaguar retained TechnoMine to prepare an NI 43-101 compliant feasibility study on the resources contained in Jaguar’s Caeté Expansion Gold Project (“Caeté Project”).  TechnoMine issued its report on September 15, 2008.   The following description of this project is derived from the summary contained in the TechnoMine Caeté Technical Report.

The Caeté Project is controlled by MSOL, Jaguar’s fully-owned subsidiary.

The Caeté Project is expected to take advantage of the infrastructure of Jaguar’s recently closed Caeté heap leach CIC facility located 51 kilometers from Belo Horizonte in the state of Minas Gerais, Brazil.  Jaguar expects to minimize environmental impacts and expedite permitting by utilizing the existing Caeté plant site.

Based on the results of the TechnoMine Caeté Technical Report, Jaguar intends to construct a centralized leaching CIP - adsorption/desorption/recovery (“ADR”) metallurgical plant.  This new plant will process the sulfide ore from the Pilar Target as well as sulfide, transition, and oxide ore from the Roça Grande Target.  Although other nearby targets are expected to feed the new plant, only resources and reserves from the Roça Grande and Pilar Targets were taken into account in the TechnoMine Caeté Technical Report.  Based on extensive metallurgical testwork a CIP - ADR plant was chosen as the core hydrometallurgical process route.

The Caeté Project’s plant site will possess two water supply and distribution systems: a potable water system and an industrial water system.  The potable water system will supply water to all ancillary and industrial buildings (where required) from a concrete-lined circular well.  The industrial water system includes the future  Roça Grande underground mine dewatering system supplemented by water from a station located inside the Marembá Tunnel, about 1 kilometer from the mine’s portal.  Potable water for the Pilar Target will also be provided by a concrete-lined circular well, while industrial water will be provided by the a new dewatering system supplemented by water from an intake station to be built at the Conceição River.

Electrical power will be supplied by CEMIG, the state-owned utility company with operations in the state of Minas Gerais.  CEMIG is preparing its system to support the long-term operation of the Caeté Plant and the Roça Grande underground mine and open pits, which, altogether, will account for the highest power demand share of the Project.  The demand of the open pit mines is anticipated to be less than 250 kW.  Based on its experience, MSOL management will use contractors for open pit mining and ore transportation.  The cost of power is included in the service agreement.  MSOL has already agreed with CEMIG over the supply to its contractors.

The Pilar Mine will be supplied by a new and dedicated transmission line that is under construction by CEMIG.  Pilar mining development is being supported by diesel generators that will be used in the future as emergency supply in case of power failure.

To complete the TechnoMine Caeté Technical Report, TechnoMine defined and coordinated supporting studies conducted by MSOL’s technical staff and local consultants, in addition to testwork carried out by laboratories and research centers located in Brazil, Canada, Germany, and the U.S.  In addition, TechnoMine was in charge of the Caeté Project’s plant design and cost, with the assistance of MSOL’s Chief Metallurgist Dacildo Rodrigues de Souza, M.Sc.

Since TechnoMine issued the statement of resources technical report in 2007, the following additional work was completed and formed the basis for the TechnoMine Caeté Technical Report:

•	Definition drilling consisting of 14 surface holes (8,409 meters), and two underground holes (59 meters) at the Pilar Target and 49 surface holes (11,954 meters) at the Roça Grande Target,
•	Underground development (779 meters at the Pilar Target and 1,728 meters at the Roça Grande Target),
•	Metallurgical testwork,
•	Mine plan, infrastructure, environmental studies,
•	Plant design,
•	Licensing, and
•	Economic analysis.

Jaguar plans to continue underground development at both the Pilar and Roça Grande Targets, as well as carrying out test mining, additional underground and surface definition drilling, detailed engineering, and permitting.

Geology

The Pilar and Roça Grande Targets lie within an elongated NE-SW Archean to the Upper Proterozoic metamorphic belt, defined as the eastern part of the Iron Quadrangle Province.  This well-known prolific mining region contains numerous gold and iron deposits and several productive and historical gold mines, which were active during the Brazil Gold Cycle (17th and 18th centuries), such as Juca Vieira, Gongo Soco, Luis Soares, São Bento (Eldorado Group), Cuiabá (AngloGold Ashanti - still in operation), and many others.

The dominant host for the gold mineralization in the Caeté Project region was a thick sequence of rocks composed of mafic-felsic volcanic flows, tuffs, volcanoclastics, and banded iron formations and cherts, tightly folded and intensely sheared, named the Rio das Velhas Super Group.

At the Pilar and Roça Grande Targets, the mineralized bodies occur within BIF and shear zones, represented by disseminated gold-bearing sulfides associated to silic-sericitic-carbonatic solutions originating from hydrothermal activity.

The Pilar Target is located at the basal unit of the Nova Lima Group, which is composed of mafic and ultramafic rocks, like talc-schist, meta-basalts, meta-andesite with layers of the meta-sediments represented by oxide BIF, metachert, carbonaceous schists, metatuffs, metavolcanoclastics, and hydrothermal products of theses rocks.

The Roça Grande mineralized body occur within the BIF and metachert layers in disseminated gold-bearing sulfides associated with silic-sericitic-carbonatic solutions originating from hydrothermal activity.

Due to hydrothermal alteration, iron oxide and iron carbonates were replaced by iron sulfides. Also, more gold was introduced.

The main ore zones are hosted in carbonate/sulfide BIF (Algoma type) and subordinately in quartz veins in sericite-chlorite schist related with hydrothermal alteration in shear zones.

Gold is associated with sulfides (arsenopyrite, pyrite and pyrrhotite) or “free” in the quartz veins or in the contact quartz/sericite schist.

Mineral Resource Estimates

Mineral resource estimates were prepared by MCB - Geologia e Mineração Ltda.’s (“MCB”) Principal and Chief Resource Geologist, Rogério Moreno, under the supervision of Jaguar’s Chief Geologist, Jaime Duchini, and the author of TechnoMine Caeté Technical Report.  Methodology and criteria for the resource estimation are presented in Appendix 01-A - MCB Mineral Resource Estimate Report (Pilar Target) and Appendix 01-B - MCB Mineral Resource Estimate Report (Roça Grande) of the TechnoMine Caeté Technical Report.  The estimated mineral resources, inclusive of mineral reserves, are shown in the tables below.  The cutoff grade (grams per tonne) and capping (grams per tonne) adopted for the 3D modeling are presented below.

Target	Cutoff (grams per tonne)	Cap (grams per tonne)
Pilar	2.50	50.00
RG-01	3.00	16.00
RG-07	3.00	14.00
RG-02, 03 and 06	0.80 (for open pit) and 3.00 (for underground)	30.00

Pilar Target - Resource Estimate (sulfide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured	1,355,400	5.71	248,850
Indicated	1,249,200	5.73	230,200
Measured and Indicated	2,604,600	5.72	479,050

Inferred	1,620,600	6.59	343,400

Roça Grande Target - Resource Estimate (sulfide, transition, and oxide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured (M)	3,340,200	3.30	354,400
Indicated (I)	3,396,600	4.59	501,240
Measured and Indicated	6,736,800	3.95	855,640

Inferred	1,377,260	4.43	196,180

Pilar and Roça Grande Targets - Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Contained Gold (oz Au)
Measured (M)	4,695,600	4.00	602,690
Indicated (I)	4,645,800	4.90	732,000
Measured and Indicated	9,341,400	4.44	1,334,690

Inferred	2,997,860	5.60	539,580

Mineral Reserves Estimates

Mineral reserve estimates were prepared by Minere’s Principal and Chief Mining Engineer, Reinaldo Nogueira Magalhães, under the supervision of the author of the TechnoMine Caeté Technical Report.  The mineral reserve estimates are presented in the table below.  The adopted criteria and methodology for the mineral reserve estimates are presented in detail in Section 21.1 of the TechnoMine Caeté Technical Report, which addresses the Roça Grande underground mine, the Roça Grande five (5) open pit mines and the Pilar underground mine.

Caeté Project - Proven and Probable Reserves

PROVEN RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	1,125,650	5.13	185,800
Roça Grande (Open Pit)	1,065,370	2.80	96,000
Roça Grande (Underground)	741,800	4.21	100,300
Roça Grande (Total)	1,807,170	3.38	196,300
SUBTOTAL	2,932,820	4.05	382,100

PROBABLE RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	1,258,690	5.02	203,360
Roça Grande (Open Pit)	167,610	3.02	16,300
Roça Grande (Underground)	1,747,040	5.26	295,400
Roça Grande (Total)	1,914,650	5.06	311,700
SUBTOTAL	3,173,340	5.04	515,100

PROVEN AND PROBABLE RESERVES
	Tonnage (t)	Grade (g/t)	Gold (oz)
Pilar	2,384,340	5.08	389,200
Roça Grande (Open Pit)	1,232,980	2.83	112,300
Roça Grande (Underground)	2,488,840	4.95	395,700
Roça Grande (Total)	3,721,820	4.24	508,000
TOTAL	6,106,160	4.57	897,200

Project Summary Data as of the date of the TechnoMine Caeté Technical Report

•	Project Life: 14 semesters, starting in the second semester of 2009.

•	Pre-production period: 6 (six) months. Year 2009 can be considered a pre-production period. Itis anticipated that only 260,000 tonnes will be produced in that year.

•	Measured and Indicated Resources:

Roça Grande Target: 6,736,800 tonnes at 3.95 grams per tonne (average) = 844,640 ounces Au
Pilar Target: 2,604,600 tonnes at 5.72 grams per tonne (average) = 479,050 ounces Au
Total: 9,341,400 tonnes at 4.44 grams per tonne (average) = 1,334,690 ounces Au

•	Mining Method: Cut and Fill (for both Pilar and Roça Grande Targets)

•	Cruise Production Rates (ROM): about 1,100,000 tpy as from 2013. In 2011, the Project is expected to produce 700,000 tonnes.

•	Mining Average Dilution

Roça Grande Open Pits: 10%
Roça Grande (underground): 12%
Pilar (underground): 12%

•	Mining Average Recovery

Roça Grande Target (open pits): 33.4%
Roça Grande Target (underground): 65.8%
Pilar Target (underground): 81.7%

•	Proven and Probable Reserves

Roça Grande Target (open pits): 1,232,980 tonnes at 2.83 grams per tonne (average) = 112,300 ounces Au
Roça Grande Target (underground): 2,488,840 tonnes at 4.95 grams per tonne (average) = 395,700 ounces Au
Roça Grande Target Total: 3,721,820 tonnes at 4.24 grams per tonne (average) = 508,000 ounces Au
Pilar Target (underground): 2,384,340 tonnes at 5.08 grams per tonne (average) = 389,200 ounces Au
Caeté Project Total: 6,106,160 tonnes at 4.57 grams per tonne (average) = 897,200 ounces Au

•	Mine Call Factor: 97%

•	Mill Feed Grades

Roça Grande Target (open pits): 2.75 grams per tonne
Roça Grande Target (underground): 4.80 grams per tonne
Roça Grande Target Total: 4.11 grams per tonne
Pilar Target (underground): 4.93 grams per tonne
Caeté Project Average: 4.43 grams per tonne

•	Mill Feed Contained Gold

Roça Grande Target (open pits): 108,930 ounces Au
Roça Grande Target (underground): 383,830 ounces Au
Roça Grande Target Total: 492,760 ounces Au
Pilar Target (underground): 377,520 ounces Au
Caeté Project Total: 870,280 ounces Au

•	Process Route: crushing/screening - grinding - gravity concentration - leaching - CIP - ADR (including elution, electrowinning, and smelting)

•	Overall Metallurgical Recovery: 92.6%

•	Total “Salable” Gold: 805,880 ounces Au

Roça Grande Target (open pits): 100,870 ounces Au
Roça Grande Target (underground): 355,430 ounces Au
Roça Grande Target Total: 456,300 ounces Au
Pilar Target (underground): 349,580 ounces Au
Caeté Project Total: 805,880 ounces Au

•	Product: Gold (bullion)

Permitting

Pilar Target

DNPM 830.463/83: The Pilar target area was owned by Vale 1983 through 2004.  The Pilar mining rights were acquired by MSOL in 2004.  MSOL’s mining concession (ultimate mining right) was officially published in the Official Brazilian Government Gazette (“Diário Oficial da União - DOU”) on August 17, 2005.

Roça Grande Target

DNPM 816.314/73: From 1973 to present, owned by Vale.  Final Exploration Report approved on 05/25/94.  Request for Mining Concession filed on 05/25/95;

DNPM 816.313/73: From 1973 to present, owned by Vale.  The Mining Concession is in good standing.  The Mining Concession was awarded on 01/29/97;

DNPM 807.959/76: From 1973 to present, owned by Vale from 1973 to present.  The Mining Concession is in good standing.  The Mining Concession was awarded on 03/28/96.

The three (3) above mentioned mineral rights are included in a “Mineral Rights Cession and Transfer Agreement,” entered into and between Vale and MSOL on 11/28/05.

Environmental Permits

The environmental authorities waived the Previous License (“LP”) for the new metallurgical plant, since the plant will be built in the same location and utilize much of the infrastructure of the existing Caeté Plant.  The application for the new plant’s Implementation License (“LI”) was submitted on April 17, 2007.  A comprehensive Environmental Control Report (“RCA”) and Environmental Control Plan (“PCA”) were prepared by Virtual Engenharia Ambiental (“Virtual”) - a local consulting company - and were filed along with the application for the new plant’s LI, as required by law.  Both the PCA and the RCA were reviewed by TechnoMine at that time.

The Plant LI was awarded to MSOL on August 8, 2007.

Two (2) Class-3 Operation Licenses (“LO”) - corresponding to Mining Concessions DNPM 816.313/73 and DNPM 807.959/76 - were awarded to MSOL in April 2008, in connection with the Roça Grande underground mine operations.  Each LO allows the mining of a maximum of 500,000 tpy.

For two (2) out of five (5) planned Roça Grande open pit mines (RG 02 - 06 and RG 03 - 06), two (2) Provisional Environmental Authorizations for Operations  (“AAF”) were applied for in October 2008 and granted in November 2008.  Each open pit AAF allows the mining of a maximum of 50,000 tpy.

The LI for the Pilar underground mine was awarded to MSOL on August 25, 2008.  One (1) AAF had been previously granted to MSOL in March 2007, allowing the mining of a maximum of 100,000 tpy (underground mine).  It has been used to mine out waste during the development phase.  The LO was awarded in October 2009.

The LP for the tailings disposal system was granted on November 29, 2007.  The tailings system entails two (2) tailings dams: Moita and RG-03 - RG-06.  The Moita tailings dam will be the first one to be utilized.  Detailed engineering for the Moita tailings dam is complete and conceptual engineering for the RG-03 - RG-06 tailings dam is underway.  The LI for the Moita tailings dam was received in May 2009 and the LO award is expected in April 2010.

Engineering and Construction Status as of the date of the TechnoMine Caeté Technical Report

♦	Plant Area Preparation

The plant area preparation (about 30,000 m2) is 100% complete for the crushing and screening plant, grinding and gravity concentration plant, and hydrometallurgical plant.

♦	Crushing and Screening Plant

Detailed engineering started in August 2008 and is 15% complete.  The major pieces of equipment are being purchased.

♦	Milling and Classification Plant

Detailed engineering started in August 2008 and is 15% complete.  Two mills are going through final stages of refurbishment.  A third mill and the classification lines equipment are being purchased.

♦	Gravity Concentration Plant

Detailed engineering started in August 2008 and is 15% complete.  One XD20  Knelson concentrator was purchased and refurbished.  The remaining pieces of equipment are being purchased: one KC-XD30 concentrator and one ConSep Acacia CS1000 reactor.

♦	Hydrometallurgical Plant

Detailed engineering started in July 2008 and is 20% complete.  The major pieces of equipment are being purchased.

♦	Civil Works (Industrial Areas)

Civil works will start in October 2008.  The anticipated timeframe for completion is 180 days for the crushing and screening plant and 210 days for the milling and classification, gravity concentration, and hydrometallurgical plants. Approximately 4,000 m3 of concrete will be used.

♦	Drainage (Industrial Areas)

Most ditches are ready (including those existing from the old heap operation).  The complementary construction of the drainage systems will start in March 2009 and will call for an additional 200 m of ditches that will require approximately 25 m3 of concrete.

♦	Ancillary Buildings

The existing ancillary buildings located at the Caeté Plant will be utilized.  These buildings represent about 20% of the total ancillary buildings.

Detailed engineering for new buildings started in May 2008 and is 80% complete. Construction will start in December 2008 and is expected to be completed in March 2009.

♦	Internal Roads

All required internal roads were already constructed.

Mine Development

♦	Pilar Underground Mine - completed

♦	Roça Grande Underground Mine - completed

Capital Costs

The total non-discounted investment estimate is US$ 134.8 million, as shown below.

Investments	Unit: US$ 1,000

CAPEX - Preoperational Investments (2006 - 2009)	(72,180)
CAPEX - Operational (S2 2009 to S1 2014)	(57,570)
Post-Operation Investments
•Operation Shutdown (S2 2016)	(3,220)
•Environmental Closure (S2 2016 to S2 2018)	(1,120)
•Work Capital	(0)
•Work Capital Recovery	0
•Salvage	0
•Stay in Business	(700)
Total Operational and Post-Operational Investment	(62,210)

Operating Costs

The total non-discounted life of mine operating cost for the Caeté Project has been estimated at US$ 269.6 million.

Economic Analysis

The economic results presented in the table below - Base Case Scenario Summary of Economic Results are based on the criteria utilized in the discounted cash flow model for the base case scenario presented below.  The after-tax economic indicators from the cash flow model (Appendix 02 of the TechnoMine Caeté Technical Report) point to an economically robust project.

ECONOMIC ANALYSIS CRITERIA

•	Gold price:	US$ 834 per troy ounces of gold
•	ROM Total Tonnage:	6,106,160 tonnes
•	Mineral Reserves:	16,106,160 tonnes @ 4.57 grams per tonne Au, containing approximately 897,200 ounces
•	Mine Call Factor (“MCF”):	97%
•	Mill Feed Grade:	(4.57)*(97%) = 4.43 grams per tonne
•	ROM Final “Cruise” Production:	1.1 Mtpy starting in 2013
•	Metallurgical Recovery:	92.6%
•	Total Gold Production:	805,880 ounces Au
•	Average Annual Gold Production:	115,130 opy
•	Project Life:	14.0 semesters
•	CAPEX:	US$ 134.8 million (straight)
•	Exchange Rates:	CAPEX: US$ 1.00 = R$ 1.69 OPEX: US$ 1.00 = R$ 1.88 (average over the Project life)
•	Depreciation and amortization have been prorated over the Project life.

The cumulative operating profit has been estimated at US$ 51.1 million, while the after-tax cumulative profit estimate is US$ 304.8 million and the cumulative net cash flow estimate is US$ 171.0 million.

Base Case Scenario: Summary of Economic Results

CAETÉ GOLD PROJECT (1.1 Mtpy) Economic Results	Economic Indicators
IRR (% per year)	24.2
NPV @ 0% - [US$]	171.0 million
NPV @ 5% - [US$]	100.4 million
NPV @ 8% - [US$]	71.5 million
NPV @ 10% - [US$]	56.2 million
NPV @ 12% - [US$]	43.4 million
Payback Period (straight)	8.09 semesters
Payback Period @ 8%	8.21 semesters
Payback Period @ 10%	8.39 semesters
Payback Period @ 12%	9.09 semesters
Life of Mine Production	14.0 semesters

•	Average Cash Cost	US$ 344 per ounces Au

•	Total Production Cost	US$ 511 per ounces, including invested capital

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 734/ounces Au	IRR = 17.7 % py
Gold Price = US$ 984/ounces Au	IRR = 32.6 % py

Metallurgical Recovery = 91.6%	IRR = 23.6 % py
Metallurgical Recovery = 95.6%	IRR = 25.8 % py

Investment + 10%	IRR = 22.4 % py
Investment - 10%	IRR = 26.1 % py

OPEX + 7%	IRR = 22.5 % py
OPEX - 7%	IRR = 25.8 % py

Mill Feed Grade + 10% (4.87 grams per tonne)	IRR = 29.1 % py
Mill Feed Grade - 10% (3.99 grams per tonne)	IRR = 18.9 % py

Interpretation and Conclusions

It is TechnoMine’s conclusion that the Caeté Project is low-risk and robust.  It has been studied at length from a technical standpoint and is supported by wide-ranging exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies.  The aforementioned technical work for this Project was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts.  Key pieces of equipment have been purchased or are in the final procurement stage.  Cost estimates are based on solidly supported process routes, mining method, and plans, being within the +/- 15% accuracy range.

Based on the aforementioned conclusions and on the strong economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Caeté Project to be feasible and attractive.  Related technical and economic risks are small.

Recommendations

TechnoMine recommended Jaguar to proceed with the Caeté Project’s implementation.

The Caeté Project is feasible and robust at its current size, although it is recommended that exploration efforts continue not only at the Project properties, but also at other targets in the areas where the Roça Grande and Pilar Targets are located.  An increased resource base will give rise, via a further consolidated feasibility study, to increased reserves, which, in turn, may significantly augment the project life and improve the financial performance of an extended project.

The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for an augmented project.

The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound transition to the expanded Caeté Project.

Project Status

Construction of the Caeté Project is on-schedule and on-budget on a local currency basis (R$).  All permits, licenses and power contracts necessary for mine development and construction have been received.  Earthwork for the crushing and screening plant, grinding and milling plant and hydrometallurgical plant has been completed.  Detailed engineering is 99% concluded and civil works began in April 2009.  On-site support facilities are 94% complete and the major components for the CIP processing plant are on-site.  Overall, the implementation of the Caeté Project is 82% complete with civil works being 90% complete.  Commissioning of the Caeté Plant is expected to commence during the second quarter of 2010.

The Pilar Mine, which will be the initial ore source for the Caeté Plant, is fully commissioned and producing ore today.  Mine development at the Roça Grande Mine is also complete.  In December 2008, the Company began transporting ore by truck from the Pilar Mine to the Paciência processing plant to supplement the ore being supplied from Paciência’s Santa Isabel Mine.  The Company expects to continue this practice through early 2010, at which time Pilar ore will be diverted to the newly built Caeté Plant.

PAH Gurupi Project Technical Report

At the request of Jaguar, PAH has prepared this Technical Report on the Resource Estimate for the Gurupi Project, Maranhão State in central northern Brazil (the “Technical Report”).  This technical report was readdressed to include Jaguar as the property owner subsequent to the initial report of October 19, 2009 because of the acquisition of the Kinross holdings of the Gurupi Project by Jaguar on December 2, 2009.  The geologic three dimensional resource model was constructed by Rogerio Moreno and Edson Vicente of MCB, at their offices in Belo Horizonte, in October 2009.  PAH provided review and audit functions for the block model.  The site visit to review existing geology, and core logging methods was done by Barton Stone of PAH during the week of September 14, 2009.

Table 1-1 and Table 1-2 highlights the Indicated and Inferred Resource Estimate for Chega Tudo and Cipoeiro deposits.  The resources are reported at a variety of cutoff grades; however, PAH recommends 0.3g/t is the appropriate cutoff.  PAH also reviewed  other technical reports provided and prepared by Kinross, and their predecessor companies at the Gurupi Mine project site, as well as, a variety of their consultants’ reports on the site.

TABLE 1-1
Jaguar Mining, Inc. Gurupi Project
Chega Tudo Reportable Mineral Resources
		Oxide*			Transition			Sulfide			Total
Cutoff	Classification	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz
0	Indicated	3,054,417	0.84	82,106	1,462,490	0.99	46,320	16,269,968	1.03	536,229	20,786,876	1.00	665,046
	Inferred	1,772,472	0.96	54,713	1,085,959	1.01	35,093	9,193,071	0.98	289,094	12,051,501	0.98	378,983
0.3	Indicated	3,045,601	0.84	82,065	1,458,985	0.99	46,303	16,248,315	1.03	536,038	20,752,902	1.00	663,959
	Inferred	1,763,460	0.96	54,605	1,070,242	1.02	34,998	9,174,296	0.30	88,498	12,007,998	0.98	377,615
0.5	Indicated	2,760,757	0.88	78,118	1,356,345	1.03	44,877	15,667,828	1.05	527,971	19,784,930	1.02	651,439
	Inferred	1,641,533	1.00	52,941	1,048,776	1.03	34,734	8,623,843	1.01	280,899	11,314,152	1.01	368,528
0.75	Indicated	1,621,205	1.05	54,839	979,456	1.18	37,194	11,826,579	1.18	449,866	14,427,239	1.17	541,833
	Inferred	1,221,290	1.13	44,493	840,054	1.12	30,307	5,695,876	1.21	221,425	7,757,220	1.19	296,321
1	Indicated	709,270	1.31	29,922	456,297	1.58	23,108	6,554,940	1.44	303,087	7,720,507	1.44	356,236
	Inferred	683,693	1.33	29,216	367,935	1.46	17,226	3,294,310	1.47	155,606	4,345,938	1.45	202,484
* Oxide combined Saprolite and Oxide resources

 TABLE 1-2
 Jaguar Mining, Inc. Gurupi Project
 Cipoeiro Reportable Mineral Resources
		Oxide*			Transition			Sulfide			Total
Cutoff	Classification	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz	Tonnes	Au gpt	Oz
0	Indicated	3,601,607	1.20	138,506	1,394,330	0.88	39,633	44,812,288	1.16	1,677,219	49,808,226	1.16	1,856,197
	Inferred	666,266	1.49	31,985	616,431	0.97	19,147	5,595,098	1.06	190,161	6,877,795	1.09	241,276
0.3	Indicated	3,600,658	1.20	138,585	1,384,812	0.89	39,541	44,421,579	1.17	1,675,451	49,407,050	1.17	1,852,367
	Inferred	651,593	1.52	31,867	606,503	0.98	19,092	5,555,073	1.06	189,873	6,813,170	1.10	240,980
0.5	Indicated	3,413,374	1.24	135,876	1,130,037	0.99	35,863	40,449,556	1.25	1,620,583	44,992,967	1.24	1,792,485
	Inferred	571,818	1.68	30,852	486,018	1.11	17,394	4,834,366	1.16	180,162	5,892,202	1.21	228,489
0.75	Indicated	2,931,703	1.34	126,129	840,179	1.12	30,284	30,110,573	1.46	1,414,519	33,882,455	1.44	1,571,013
	Inferred	474,885	1.90	29,058	362,337	1.29	14,983	3,841,922	1.30	160,348	4,679,144	1.36	204,468
1	Indicated	2,124,897	1.52	103,580	517,573	1.27	21,152	20,369,325	1.75	1,143,564	23,011,794	1.71	1,268,238
	Inferred	344,576	1.62	17,971	202,845	1.63	10,638	2,236,223	1.61	115,478	2,783,643	1.69	151,445
* Oxide combined Saprolite and Oxide resources

The review of the resource estimates for both deposits suggests that the overall geometry and estimation parameters are sound and represent the data well.   PAH believes the Resource estimates meets general guidelines for NI 43-101 compliant resources for the Indicated and Inferred confidence levels.

It is PAH’s opinion that refinement of the geological interpretation, estimation parameters and topographic surfaces utilized for interpolation would potentially enable a more robust estimate to be produced.  PAH considers further refinement to be essential for optimizing mining studies for the deposit and the future development of the project.

The Gurupi Project is located approximately 360 kilometers by road southeast of the major city of Belem (approximately 250 air miles).  Access is primarily by good paved road to Maracaçumé and the final 55 kilometers is on a graveled road to Chega Tudo.  Chega Tudo is a small town of farmers primarily raising cattle, logging and sawmill operations, and artisinal miners referred to as garimpeiros.  The area is moderately populated with subsistence type of farming and small logging operations.

There are two towns along strike from both deposits.  At Chega Tudo, the former Kinross staff estimates approximately 3,000 to 4,000 people live in the town.  Development of potential along strike mineralization may require the movement and displacement of large numbers of people, an issue fraught with considerable risk and uncertainty.  The current resource is very close to the town limits.  As a result there is potential for a pit designed on the current resource will be hindered by the town limits.  During the site visit a number of garimpeiros pits were observed with an estimated 10 to 12 individuals involved.

The Gurupi Project consists of two areas approximately 8 kilometers apart and separated by a river.  Access driving time between the two now takes one hour because the bridge has been washed out, but could be replaced with the development of the project.  An exploration camp with all facilities, core logging and all drill core on the property (100,000 meters) is located adjacent to the Chega Tudo garimpeiro pit approximately 2 kilometers south of the town of Chega Tudo.

The Cipoeiro and Chega Tudo deposits are located within the Tentugal shear zone, in the boundary zone between the Sao Luis Craton and the Gurupi Belt in northern Brazil.  The host shear zone is approximately 120 kilometers long and 15 to 30 kilometers wide strike slip corridor of intense deformation that records left lateral displacements (Costa et al., 1988; Ribeiro, 2002).  Most of the known gold deposits in the Gurupi Belt are associated with this structure (Klein et al., 2006).  PAH observed during the site visit that in the drill core for both deposits, mineralization was concentrated in zones of intense shearing and cataclasis appropriate for the descriptions of Klein et al.

Gold was first discovered in the Gurupi area in the 17th century by colonial settlers.  Intermittent small-scale production took place in the early 1900s with some mechanization and again in the mid-1980s as part of a region-wide “garimpeiro-rush”.  Mercury has been used extensively by the garimpeiro workers but its distribution in the existing land and farming areas is an unknown.  This could result in a potential environmental liability, which needs to be investigated with further development of the project.

All of this historic production exploited gold from oxidized, weathered material, including alluvium, saprolite and saprolite-hosted quartz veins.  Virtually all production was from open pits with maximum depths of 40 meters.  Underground development was insignificant, and there are no production records from this historical period; local long-time workers estimated approximately 7 tonnes of gold were produced from these small-scale efforts.

Modern exploration efforts began in 1994 by geologists employed by Companhia Nacional de Mineração (“CNM”) - a predecessor company to TVX Gold (TVX) which later merged with Kinross.  In 1995, TVX formed a joint venture with Santa Fe Pacific Gold (SFPG) and systematic exploration drilling commenced. SPFG was acquired by Newmont in 1997 and Newmont took over as operator, continuing exploration work and drilling into 1999.  The project was placed on “care and maintenance” status in 2000.

In 2003, TVX repurchased the project share held by Newmont and subsequently merged with Kinross, who currently hold 100 percent of the property.  Kinross activated exploration work at the project in late 2003 and have been actively drilling since that time. On December 2, 2009, Jaguar Mining, Inc. acquired all of the land holdings and mineral rights to the specific Chega Tudo and Cipoeiro deposits from Kinross Gold’s Brazilian subsidiary, MCT Mineração (a 100 percent Kinross Company).

PAH reviewed sampling procedures, preparation, analysis, and security during their site visit in September 2009.  From the review of the literature and documentation on the project, PAH finds acceptable results from analytical work done by previous operators who collected their samples according to standards and accepted practices at the time of the campaigns.  For the more recent campaigns (Kinross), PAH is satisfied with the adequacy of the sample preparation and analysis but notes some evidence of analytical bias in the results obtained from inter-lab checks and hole twinning.

All data have been reviewed by PAH by visiting a number of sampled locations in the field and evaluating the reported results versus the mineralized rock seen in the field.  PAH accepts the work done by AMEC International (Brasil) S.A. for Kinross, as meeting acceptable resource evaluation and due diligence standards for international mining ventures under both JORC and NI43-101 Technical Standards.  Except for Chapter 17 on the resource model in this Technical Report, and the site visit in September 2009, PAH has relied on the AMEC Feasibility Study Report of March 2005, for the bulk of the background data on sampling, metallurgical, processing, and drilling observations.  PAH believes that the verification procedures used by Kinross and its consultants at Gurupi are adequate and meet international mining standards.

As discussed in later sections, and to the extent known, PAH believes that the companies that explored the Gurupi deposit generally conducted sampling and analysis programs using standard practices, providing generally reasonable results.  PAH believes that the resulting data can effectively be used in the subsequent estimation of resources.

PAH reviewed the work of Zander Castro, a Brazilian attorney/geologist. His review was of the legal status of the 23 process concessions held by Kinross and no apparent issues or problems were identified by him.  Four of the 23 process areas are still waiting for the DNPM (National Department of Mineral Production) analyses to be completed but there is a high probability that Kinross will be able to keep them intact and be able to transfer them to a new owner.  An additional process area is currently under review by DNPM to decide whether the concession should stay with Kinross or the rights given to another Brazilian individual.  The government preference is to see the mining development of the area and because it is more likely for a corporation with existing operations in Brazil to accomplish this task, Kinross and MSOL/Jaguar believe that Kinross will maintain the rights to this single disputed process area.  Mr. Castro’s review of the Kinross status with respect to Brazilian law and local taxes showed that all were current and valid.  According to the Zander Castro report, the resource areas at Chega-Tudo and Cipoeiro are guaranteed by DNPM as having secure title to Kinross and its successors through MCT Mineração (a 100 percent Kinross company), and no portion of the defined resource is in jeopardy with government regulations.

Jaguar now controls 100 percent of the mineral rights of the Gurupi Project area through a series of exploration permits granted by the Department Nacional Production Mineração (DNPM).  In April 2004, Kinross signed several agreements with the underlying holders that transferred all the properties to MCT Mineração (a 100 percent Kinross Company).  NSR royalties based on a US$350/oz gold price are due the Brazil federal government at a rate of one percent.  Newmont receives an NSR royalty determined by the current price of gold.  When gold is above US$400 per ounce, Newmont receives a 1 percent royalty on production.

No extensive mining has occurred in the project area other than, surface alluvial workings by garimpeiro (artisinal miners).  The extent of these workings is unknown; however, PAH believes there impact on the resource will be minimal.  PAH observed that the structural orientation of the Chega Tudo zone may underlie the town of Chega Tudo.  Similarly, the much smaller town at Cipoeiro may overlie potentially favorable extents of the known mineralization.

Exploration has focused along the defined gold-bearing structures which have similar orientations in both sites (approximately N20 to N30 West and dipping 70 to 80 degrees to the west).  The zones are distinctly linear and relatively narrow for lengths up to several kilometers.

PAH has reviewed the metallurgical testing and ore processing sections of the AMEC Feasibility Study for this project and concluded that the metallurgical testing was well designed, executed by reputable test laboratories, progressed in a logical fashion and produced good results.

Saprolite at both the Cipoeiro and Chega Tudo deposits are soft, cohesive but non-lithofied unit that varies from 5 to 25 meters in thickness at Cipoeiro and 10 to 40 meters thick at Chega Tudo.  Chega Tudo saprolite contains approximately 81 percent passing 75 µm and Cipoeiro saprolite contains approximately P68 75 µm.

Gravity separation tests produced very low gold recoveries (<10 percent).  Flotation performed poorly in saprolite, but gold recovery was somewhat better in the case of the hard rocks.  Cyanidation tests indicated that gold recoveries in the low to high 90 percent range could be achieved quite readily and under fairly mild leaching conditions (97 to 98 percent from the saprolites and 93 to 94 percent from the hard rock composites).  The indication was that cyanidation of the whole ore (or gravity tailing) was universally applicable to the various ore types.  The Gurupi saprolite kinetics is very fast and the leach is essentially complete after 16 hour residence time.  Hard rock ores also leach well and very little additional gold is extracted after 24 hours.

The 1997 Hazen work and the 2004 Lakefield metallurgical test program have both shown that the Gurupi ore is amenable to simple cyanide leaching and CIP gold recovery.  Gold recoveries vary per ore type, leach time, and grind size.

PAH finds the reported process operating and capital costs to be appropriately developed, reasonable and comparable to other projects of similar size and location.

The Gurupi Mine project has accumulated an extensive amount of data through past years of exploration, which provide the background for the resource estimates and analysis that underpin this Technical Report.  The recommendations for further development of the project are primarily concerned with confirming the existing data and the acquisition of additional data to expand resources and to support Prefeasibility or Feasibility Studies on the system.

The illustrations supporting the various sections of the report are located within the relevant sections immediately following the references to the illustrations, for ease of reference.  An index of tables and illustrations is provided at the beginning of the report.

The Gurupi project is a shear hosted vein system that has not yet been developed.  No reserves have yet been developed on any portion of the deposit with the current resource.  There are interesting Indicated and Inferred Resources but their economic viability has yet to be determined at current market conditions and will require further analysis.

The opinions and conclusions presented in this report are based largely on the data provided to PAH during the site visit, during meetings with the client, and in reports supplied by Jaguar.  It is believed by PAH that the information and estimates contained herein are reliable under the conditions, and subject to the qualifications, set forth.

RISK FACTORS

I.     Risks Relating to Jaguar’s Industry

Gold prices are volatile and there can be no assurance that a profitable market for gold will exist.

Gold prices are generally subject to volatile changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, metal stock levels maintained by producers and others, the availability and cost of metal substitutes, currency exchange fluctuations, inflation rates, interest rates, speculative activities and increased production due to improved mining and production methods.  Since 2008, the price of gold has been primarily influenced by interest rate cuts, volatility in the credit and financial markets, strong investment demand and inflation expectations.  As with many other commodities, the price of gold dropped towards the end of 2008 as a result of uncertainty and extreme volatility in the markets, as the price fell from a high of US$1,011.25 per ounce on March 17, 2008 to a low of US$712.50 per ounce on October 24, 2008. While the price of gold rebounded for most of 2009 and was US$1,105.50 as at March 19, 2010, there can be no assurance that gold prices will remain at such levels or be such that Jaguar’s properties can be mined at a profit.

If the price of gold declines, it could have a material adverse effect on Jaguar's share price, business and operations. For example, on November 6, 2008, Jaguar announced that the development of the Caeté Project had been delayed in part due to the retraction of gold prices and the corresponding decrease in equity values in the gold sector.  While Jaguar was able to complete a Cdn. $86.3 million equity financing in March of 2009 that has enabled it to restart the development of the Caeté Project, if gold prices were to decline again, it cannot be assured that such decline in prices would not have a material adverse effect on Jaguar’s business.

Mining is inherently risky and subject to conditions and events beyond Jaguar’s control.

Mining involves various types of risks and hazards, including:

•      environmental hazards;
•      unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins or slides;
•      flooding, earthquakes and fires;
•      labor disruptions;
•      industrial accidents;
•      metallurgical and other processing problems; and
•      metal losses and periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Jaguar may not be able to obtain insurance to cover these risks at affordable premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to Jaguar or to other companies within the mining industry. Jaguar may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Calculation of mineral reserves and resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.

The calculation of reserves, resources and corresponding grades being mined or dedicated to future production are imprecise and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. Any material change in reserves, resources, grade or stripping ratio at Jaguar’s properties may affect the economic viability of Jaguar’s properties. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The reserve estimates contained in this annual information form and the documents incorporated by reference herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for gold may render portions of Jaguar’s mineralization uneconomic and result in reduced reported mineral reserves. A material reduction in Jaguar’s estimates of mineral reserves, or of Jaguar’s ability to extract this mineralization, could have a material adverse effect on Jaguar’s financial condition and results of operations.

II.      Risks Relating to Jaguar’s Business

Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

The proposed programs on the exploration properties in which Jaguar holds an interest are exploratory in nature and such properties do not host known bodies of commercial ore. Development of these mineral properties is contingent upon, among other things, obtaining satisfactory exploration results. Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond Jaguar’s control.

Fluctuations in currency exchange rates may adversely affect Jaguar’s financial position and results of operations.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar’s financial position and results of operations. Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the appreciation of non-U.S. dollar currencies in Brazil against the U.S. dollar would increase the costs of gold production at Jaguar’s mining operations in Brazil, which could materially and adversely affect Jaguar’s earnings and financial condition.

Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.

The gold mining industry is intensely competitive. Significant and increasing competition exists for gold and other mineral acquisition opportunities throughout the world. Some of the competitors are large, more established mining companies with substantial capabilities and greater financial resources, operational experience and technical capabilities than Jaguar. As a result of the competition, Jaguar may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Increased competition could adversely affect Jaguar’s ability to attract necessary capital funding or acquire an interest in additional operations that would yield reserves or result in commercial mining operations.

Jaguar may experience problems integrating new acquisitions into its existing operations.

Jaguar’s success at completing acquisitions, such as the acquisition of the Gurupi Project, will depend on a number of factors, including, but not limited to:

•	identifying acquisitions that fit Jaguar’s strategy;

•	negotiating acceptable terms with the seller of the business or property to be acquired; and

•	obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If Jaguar does make further acquisitions, any positive effect on Jaguar’s results will depend on a variety of factors, including, but not limited to:

•	assimilating the operations of an acquired business or property in a timely and efficient manner;

•	maintaining Jaguar’s financial and strategic focus while integrating the acquired business or property;

•	implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and

•	to the extent that Jaguar makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on Jaguar’s cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of Jaguar’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require Jaguar to incur significant costs in connection with, among other things, implementing financial and planning systems. Jaguar may not be able to integrate the operations of a recently acquired business or restructure its previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from Jaguar’s management team, which may detract attention from Jaguar’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on Jaguar's business, operating results, financial condition and the price of Jaguar’s securities. In addition, the acquisition of mineral properties may subject Jaguar to unforeseen liabilities, including environmental liabilities.

Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that it will be able to recruit skilled individuals.

Jaguar relies heavily on its existing management. Jaguar does not maintain “key man” insurance. Recruiting and retaining qualified personnel is critical to Jaguar's success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for the services of such persons is intense. Jaguar believes that it has been successful in recruiting excellent personnel to meet its corporate objectives. However, as Jaguar’s business activity grows, it may require additional key financial, administrative, technical and mining personnel. The failure to attract such personnel to manage growth effectively could have a material adverse effect on Jaguar’s business, prospects, financial conditions and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those estimated by Jaguarand there can be no assurance that any future development activities will result in profitable mining operations.

Capital and operating costs, production and economic returns, and other estimates contained in the feasibility studies for Jaguar’s projects may differ significantly from those anticipated by Jaguar’s current studies and estimates, and there can be no assurance that Jaguar’s actual capital and operating costs will not be higher than currently anticipated. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of Jaguar’s mineral properties as set forth in the applicable feasibility studies.

Increases in energy costs or the interruption of Jaguar’s energy supply may adversely affect Jaguar’s results of operations.

Jaguar’s operations are energy intensive and it relies upon third parties for its supply of the energy resources consumed in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. In addition, in recent years, the price of oil has risen dramatically due to a variety of factors. Disruptions in supply or increases in costs of energy resources could have a material adverse effect on Jaguar’s financial condition and results of operations.

There can be no assurance that the interests held by Jaguar in its properties are free from defects.

Jaguar’s properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects. Title insurance is generally not available for mineral properties, and Jaguar’s ability to ensure that it has obtained a secure claim to individual mining properties or mining concessions may be severely constrained.  Jaguar has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in Jaguar being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.  No assurance can be given that Jaguar’s rights will not be revoked or significantly altered to its detriment. There can also be no assurance that its rights will not be challenged or impugned by third parties.

Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.

Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil. Any changes in regulations or shifts in political conditions are beyond Jaguar’s control and may adversely affect its business. Jaguar’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. Jaguar’s operations may also be adversely affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Jaguar is subject to significant governmental regulations.

Jaguar’s mining and exploration activities are subject to extensive local laws and regulations. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, who may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements, could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Jaguar is subject to substantial environmental laws and regulations that may increase its costs and restrict its operations.

All phases of Jaguar’s operations are subject to environmental regulations in the jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste and hazardous substances, protection of natural resources and reclamation of lands disturbed by mining operations.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  Compliance with environmental laws and regulations may require significant capital outlays and may cause material changes or delays in, or the cancellation of, Jaguar’s intended activities. There can be no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar’s operations.

The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to it and which have been caused by previous or existing owners or operators of the properties. If Jaguar’s properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards. In addition, Jaguar could become subject to litigation should such hazards result in injury to any persons.

Jaguar’s operations are subject to numerous governmental permits, which are difficult to obtain, and it may not be able to obtain or renew all of the permits it requires, or such permits may not be timely obtained or renewed.

Government approvals and permits are sometimes required in connection with Jaguar’s operations. Although Jaguar believes it has all of the material approvals and permits to carry on its operations, Jaguar may require additional approvals or permits or may be required to renew existing approvals or permits from time to time. Obtaining or renewing approvals or permits can be a complex and time-consuming process. There can be no assurance that Jaguar will be able to obtain or renew the necessary approvals and permits on acceptable terms, in a timely manner, or at all. To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.

Land reclamation requirements for Jaguar’s mining and exploration properties may be burdensome.

Land reclamation requirements are generally imposed on companies engaged in mining operations and mineral exploration activities in order to minimize long-term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on Jaguar in connection with its mining and exploration activities, Jaguar must allocate financial resources that might otherwise be spent on further exploration and development programs. If Jaguar is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Jaguar may need additional capital to accomplish its exploration and development plans, and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

Depending on gold prices and Jaguar’s ability to achieve its plans and generate sufficient operating cash flow from its existing operations, the Company may require substantial additional financing to accomplish its exploration and development plans. Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property. The only source of funds now available to Jaguar is through production at Turmalina, Paciência and Caeté, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar’s properties or projects.  Additional financing may not be available when needed, especially in light of the current slowdown in lending resulting from global financial conditions.  If funding is available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders. If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business.  Failure to raise capital when needed could have a material adverse effect on Jaguar’s business, financial condition and results of operations.

Certain directors of Jaguar are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Jaguar.

Certain of the directors of Jaguar are directors or officers of, or have significant shareholdings in, other mineral resource companies, and, to the extent that such other companies may participate in ventures in which Jaguar may participate, the directors of Jaguar may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with Jaguar for the acquisition of mineral property rights. If any such conflict of interest arises, a director who has such a conflict will disclose the conflict at a meeting of the directors of Jaguar, will not attend any part of a meeting of directors of Jaguar at which the terms and extent of such participation are discussed, and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Jaguar are required to act honestly, in good faith and in the best interests of Jaguar.

Jaguar is exposed to risks of labor disruptions and changing labor and employment regulations.

Employees of Jaguar’s principal projects are unionized, and the collective bargaining agreements between Jaguar and the unions which represent these employees must be renegotiated on an annual basis.  Although Jaguar has good relations with its employees and with their unions, production at Jaguar’s mining operations is dependent upon the continuous efforts of Jaguar’s employees. In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business.  Labor disruptions or any changes in labor or employment legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar’s business, results of operations and financial condition.

The impact on Jaguar’s future financial reporting resulting from a conversion to International Financial Reporting Standards is uncertain.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, effective January 1, 2011. IFRS will require increased financial statement disclosure as compared to Canadian GAAP and accounting policy differences between Canadian GAAP and IFRS will need to be addressed by Jaguar. Jaguar is currently considering the impact a conversion to IFRS would have on Jaguar’s future financial reporting.

Substantially all of Jaguar’s assets are held by foreign subsidiaries that are subject to the laws of the Republic of Brazil.

Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL, MTL and MCT and substantially all of Jaguar’s assets are held through such entities. Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL,  MTL and MCT could restrict Jaguar’s ability to fund its operations efficiently. Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar’s prospects, financial condition and results of operations.

Residency of directors, officers and others.

Jaguar is incorporated under the laws of Ontario, but does not have an office or other permanent establishment in Canada. Two of Jaguar’s directors and all of Jaguar’s officers reside outside of Canada. Substantially all of the assets of these persons and of Jaguar are located outside of Canada. Although Jaguar has a registered office in Canada and has appointed Davies Ward Phillips & Vineberg LLP as its agent for service of process, it may not be possible for investors to effect services of process within Canada upon officers and directors and certain named experts who reside outside its borders. It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada against Jaguar, certain officers and directors and certain experts named herein.

Jaguar may not be able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act.

Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”) requires an annual assessment by Jaguar’s management of the effectiveness of Jaguar's internal control over financial reporting. SOX also requires an annual attestation report by Jaguar’s independent auditors addressing the effectiveness of Jaguar’s internal control over financial reporting. If Jaguar fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, Jaguar may not be able to ensure that Jaguar can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404 of SOX. Jaguar’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of Jaguar’s financial statements, which in turn could harm Jaguar’s business. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Jaguar’s operating results or cause Jaguar to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide Jaguar with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to Jaguar.

No evaluation can provide complete assurance that Jaguar’s internal control over financial reporting will detect or uncover all failures to disclose material information otherwise required to be reported. The effectiveness of Jaguar’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as Jaguar continues to expand, the challenges involved in maintaining adequate internal control over financial reporting will increase and will require that Jaguar continue to improve Jaguar’s internal control over financial reporting. Although Jaguar intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, it cannot be assured that it will be successful in continuing to comply with Section 404 of SOX.

Jaguar has no record of paying dividends.

Jaguar has paid no dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends will be at the discretion of Jaguar’s board of directors after taking into account many factors, including operating results, financial condition, capital requirements, business opportunities and restrictions contained in any financing agreements.

Current global financial conditions

Current global financial conditions have been characterized by increased volatility (particularly the markets for commodities, including gold) and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. Access to public financing has been negatively impacted by several factors including efforts by financial institutions to de-lever their balance sheets in the face of current economic conditions. These factors may impact the ability of Jaguar to obtain equity or debt financing in the future on terms favorable to Jaguar. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  For example, as a result of uncertainty in the global financial condition in general and the retraction of gold prices and equity values in the gold sector, on November 6, 2008, Jaguar announced that the Caeté Project had been delayed until market conditions improve.   While Jaguar was able to complete an equity offering to raise the capital needed to restart development at Caeté, if it had to idle any of its producing properties or delay development of any project, there is no assurance that it would be able to restart production or development without undue delay, if at all.  If such increased levels of volatility and market turmoil continue, Jaguar’s operations could be adversely impacted and the trading price of the common shares may be adversely affected.

The trading price for Jaguar’s common shares is volatile and has been greatly affected by the ongoing market volatility.

Securities of mineral exploration and early stage base metal production companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar’s common share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar’s performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning Jaguar’s business may be limited if investment banks with research capabilities do not continue to follow Jaguar’s securities; the lessening in trading volume and general market interest in Jaguar’s securities may affect an investor’s ability to trade significant numbers of Jaguar’s common shares; the size of Jaguar’s public float may limit the ability of some institutions to invest in Jaguar’s securities; and a substantial decline in the price of Jaguar’s common shares that persists for a significant period of time could cause Jaguar’s securities to be delisted from the TSX, the NYSE or both, further reducing market liquidity. As a result of any of these factors, the market price of Jaguar’s common shares at any given point in time may not accurately reflect Jaguar’s long-term value.

The value of Jaguar’s common shares may be diluted due to the conversion of stock options or its convertible notes.

As at January 31, 2009, there were 7,056,013 common shares issuable upon the exercise of outstanding stock options at prices ranging from US$1.00 to  CDN.$9.54 per share.  In addition, in September 2009, Jaguar issued US$165 million aggregate principal amount of convertible notes.  The initial conversion price, which is subject to certain anti-dilution adjustments, was approximately US$12.75 per common share.  If converted in full, at such conversion price, Jaguar would be required to issue 12,941,177 common shares.  During the life of the options, the holders of such securities are given an opportunity to profit from a rise in the market price of Jaguar’s common shares with a resulting dilution in the interest of the other shareholders. Jaguar’s ability to obtain additional financing during the period in which such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the market price of its common shares. The holders of stock options or convertible notes may exercise such securities at a time when Jaguar would be able to obtain needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights. The increase in the number of Jaguar’s common shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of such common shares. In addition, as a result of such additional common shares, the voting power of Jaguar’s existing shareholders will be diluted.

Jaguar may, in the future, grant to some or all of its directors, key employees and consultants additional options to purchase its common shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.

DIVIDENDS

Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future.  Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the Board, in its discretion, may consider appropriate under the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Jaguar is authorized to issue an unlimited number of common shares of which there were 83,714,648 issued and outstanding as of December 31, 2009.  Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per common share at all such meetings.  Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election.  Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.  As of January 31, 2007, the Board adopted the Shareholder Rights Plan, which was ratified at the 2007 annual meeting of shareholders and approved by the TSX.  A copy of the Shareholder Rights Plan may be found on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Jaguar’s common shares are listed and posted for trading on the TSX and on the NYSE, in each case under the symbol “JAG”.

With respect to each of TSX and NYSE, the following tables set forth information relating to the trading of Jaguar’s common shares for the periods indicated.

TSX  (Cdn.$)

Common Shares

Month	High	Low	Close	Share Volume
January-09	$7.50	$4.76	$7.20	5,151,247
February-09	$8.09	$6.20	$7.18	9,942,962
March-09	$7.87	$5.89	$7.47	7,133,415
April-09	$7.88	$6.00	$7.03	6,698,916
May-09	$9.87	$6.72	$9.60	8,676,329
June-09	$9.83	$7.70	$8.82	6,181,126
July-09	$9.61	$7.75	$8.98	4,343,365
August-09	$11.16	$8.32	$10.72	5,672,937
September-09	$12.82	$9.26	$9.58	15,400,122
October-09	$10.87	$8.50	$9.05	10,471,656
November-09	$12.45	$8.84	$12.17	9,201,879
December-09	$13.30	$11.54	$11.81	7,317,914

NYSE

Common Shares

Month	High (US$)	Low (US$)	Close (US$)	Share Volume
January 2009	6.15	3.84	5.84	3,244,400
February 2009	6.49	5.00	5.77	4,085,000
March 2009	6.49	3.84	5.99	3,873,000
April 2009	6.26	4.86	5.90	4,123,400
May 2009	8.93	5.78	8.93	3,708,600
June 2009	9.16	4.86	7.58	3,004,400
July 2009	8.70	6.70	8.23	2,676,300
August 2009	10.20	7.50	9.82	3,481,000
September 2009	12.14	6.70	8.92	33,962,100
October 2009	10.34	7.78	8.41	18,475,100
November 2009	11.75	8.21	11.68	15,558,600
December 2009	12.76	7.78	11.19	13,736,700
1Note that all price and volume information shown up to and including July 2009 reflect and include trading prices of Jaguar’s common shares on the NYSE Arca.  On July 6, 2009, Jaguar’s common shares commenced trading onthe NYSE.

Source of data
•	The trading prices and volume data for the TSX were provided thereby
•	For the NYSE months of March, April and May, the data was obtained from Bloomberg

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of the directors and executive officers of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and the principal occupation during the past five years.  All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name and Municipality of home address	Position and Date of appointment	Principal occupation during past five years
Gary E. German Toronto, Ontario, Canada	Director and Chairman September 26, 2003	President of Falcon Strategy and Management Co.; formerly Managing Director, Kingsdale Capital Partners Inc., October 2002 to September 2003.
Daniel R. Titcomb(1) Henniker, New Hampshire, USA	Director, President and CEO June 6, 2003	President and CEO of Jaguar has been Mr. Titcomb’s principal occupation since June 2003; prior to such time, Mr. Titcomb’s principal occupation was President and CEO of Brazilian.(2)
Lúcio Cardoso Belo Horizonte, Minas Gerais, Brazil	Chief Operating Officer September 1, 2008	VP Operations of Jaguar from 2003 to August 31, 2008; Director of IMS from 2002 through the present.
Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant.
William E. Dow(1) Manchester, Connecticut, USA	Director June 4, 2004	Retired, formerly an actuary with Aetna Life & Casualty.
Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant.
Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005; Executive Vice President, Mining, Washington Group International, Inc., from October 2001 to March 2005.
James M. Roller Manchester, New Hampshire, USA	Chief Financial Officer March 1, 2005 Treasurer May 11, 2006
Mr. Roller served as a consultant to Jaguar from November 1, 2004 through February 28, 2005.  Mr. Roller replaced Mr. Kirchhoff as CFO on March 1, 2005 and as Treasurer on May 11, 2006.  Prior to working for Jaguar, Mr. Roller served as Director of Finance and Administration, DSM Thermoplastic Elastomers (March 2001-November 2004).

Robert J. Lloyd(3) Concord, New Hampshire, USA	Secretary March 1, 2002	President, CEO and Secretary of Brazilian. Partner, Hinckley, Allen & Snyder LLP, February 2002-April 2006.
Adriano Luiz do Nascimento Belo Horizonte, Minas Gerais, Brazil	Vice-President of Exploration and Engineering
Vice-President of Exploration and Engineering has been Mr. Nascimento’s principal occupation since 2003; prior to such time, Mr. Nascimento’s occupation was Principal of Tunel Engenharia e Serviços Ltda. from 1995 to 2003.

Robert C. Zwerneman Manchester, New Hampshire, USA	Vice-President of Corporate Development and Director of Investor Relations
Vice-President of Corporate Development and Director of Investor Relations has been Mr. Zwerneman’s occupation since 2006; prior to such time Mr. Zwerneman’s occupation was Director of Investor Relations for Global Power Equipment Group from 2001 to 2006.

(1)	Mr. Titcomb and Mr. Dow serve on the board of directors of both Jaguar and Brazilian.
(2)	Mr. Titcomb remained the President and Chief Executive Officer of Brazilian until April 2006.
(3)	Mr. Lloyd serves as secretary to both Jaguar and Brazilian, and is a director and the President and Chief Executive Officer of Brazilian.

As of March 22, 2010, the directors and executive officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 6,759,918 common shares of Jaguar, representing 7.65% of the outstanding shares.

Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees.  The current members of the compensation committee are Messrs. German and Griffiths, with Mr. Griffiths as chairman.

Jaguar’s corporate governance committee reviews and advises the Board with respect to corporate governance and compliance issues.  The current members of the corporate governance committee are Messrs. Griffiths, Dow and Clausen, with Mr. Dow as chairman.

Jaguar’s health, safety and environmental committee reviews and advises the Board with respect to responsibilities relating to various human resources and environmental issues of Jaguar.  The current members of the human resources and environmental committee are Messrs. German and Clausen, with Mr. Clausen as chairman.

For information on Jaguar’s audit committee, see the section entitled “Audit Committee” under “DIRECTORS AND EXECUTIVE OFFICERS”.

The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.

Gary E. German, Chairman

Mr. German is a professional engineer with forty years of senior executive experience in the building of companies, projects, operating teams, and the financing of global resource developments.  His career was formed through twenty-eight years in the Noranda Group, culminating as Senior Vice President.    Fluent in Portuguese and Spanish, Mr. German’s Noranda international responsibilities included major projects in Chile, industrial & mine developments in Brazil and executive strategic activities in some 20 countries.  The past decade has included a diverse set of leadership roles for Mr. German as Corporate Finance, Senior Advisor to the CEO of Saudi Arabia’s $1B Ma’aden mining group, and as COO of TVX Gold (responsible for world wide projects and operations).  He is the Chairman or Director of a number of international mining and operating companies that are publicly listed on the TSX, NYSE or AMEX and other “not-for-profit” organizations. Mr. German holds his BASc degree from the University of Toronto.

Daniel R. Titcomb, CEO, President and Director

Mr. Titcomb is one of the founders of Brazilian with thirteen continuous years of experience to date operating in the country of Brazil (and remains a director of Brazilian).  Previously, Mr. Titcomb was engaged in the management of construction and real estate development, and has board of director experience at several private companies.  Mr. Titcomb graduated from Keene State College, Keene, New Hampshire with Bachelor of Science degrees in Industrial Engineering and Business Management.

Lúcio Cardoso, Chief Operating Officer

Mr. Cardoso is the Chief Operating Officer of Jaguar.  Mr. Cardoso is a former superintendent of AngloGold Ashanti's gold division with over 35 years experience in the Brazilian mining sector.  He was responsible for the construction and operation of AngloGold Ashanti's Crixás mine, which produced 115,000 ounces of gold per year.  He holds a B.S. in Mining from the School of Mines of the Federal University of Ouro Preto.

Anthony F. Griffiths, Director

From 1993 to the present Mr. Griffiths has been associated with various companies acting as an independent consultant.  At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Novadaq Technologies Inc.  He is also a Director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, Bronco Energy Ltd., Northbridge Financial Corporation, Odyssey Re Holdings Corp., and Vitran Corporation and Trustee of The Brick Group Income Fund.  Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).

William E. Dow, Director

Mr. Dow was formerly an actuary with Aetna Life and Casualty Company in Connecticut and is currently retired.  During his career, he was an Executive Officer, and a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.  Mr. Dow holds a BA degree in Mathematics from Middlebury College.  Mr. Dow also serves as a Director and Chairman of Brazilian.

Andrew C. Burns, Director

Mr. Burns is an independent director and consultant.  In 2003, he retired as a Senior Partner of Deloitte & Touche after almost 40 years of experience in international auditing, consulting and practice management in North and South America, Europe and Asia. He holds an M.B.A. degree from The Richard Ivey School of the University of Western Ontario and is a Member of Institutes of Chartered Accountants of Ontario, Quebec and Bermuda.  He is also a member of the Institute of Management Consultants of Ontario. He also serves on other Boards as an independent director and audit committee chair.

Gil Clausen, Director

Since 2005, Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation.  Prior to this position, he was the Executive Vice President, Mining, of Washington Group International, Inc., from 2001 to 2005.  Mr. Clausen has 27 years experience in executive, operational, business development, project and engineering management in the mining industry.  He has held senior positions with Stillwater Mining Company, Placer Dome Inc., Noranda, Fording Coal Limited and Cleveland Cliffs Inc.  Mr. Clausen holds Bachelors and Masters degrees in mining engineering from Queen’s University.

James M. Roller, Chief Financial Officer and Treasurer

Mr. Roller graduated from the University of Notre Dame with a BBA in Accounting and Finance.  He is a CPA, having spent 12 years with Arthur Andersen, 8 years of which he concentrated on the mining industry in South Africa.  Mr. Roller has also served as a project manager for the Financial Accounting Standards Board (FASB).  For the past 15 years he has held senior finance and operating positions for a variety of public and private international companies, in the high-tech and manufacturing industries.

Robert J. Lloyd, Secretary

Mr. Lloyd received a Bachelor of Science degree from the University of New Hampshire in 1970, served as an officer in the United States Army from 1970 to 1974, received his Juris Doctor in 1977 and LLM (Taxation) from Boston University in 1980.  Mr. Lloyd practiced law with the New Hampshire firm of Cleveland, Waters & Bass, P.A. as an attorney (1977), partner (1981) and managing partner (1991-1995).  Mr. Lloyd was an adjunct professor of corporate taxation at Franklin Pierce Law Center (1980-1985).  Mr. Lloyd’s representation of clients primarily involved providing advice to active boards of directors regarding how to properly perform their duties and corporate business and taxation planning.  Mr. Lloyd was a partner with the firm of Hinckley, Allen & Snyder LLP from February 2002 until April 2006.  Hinckley, Allen & Snyder LLP has offices in Boston, Massachusetts, Providence, Rhode Island and Concord, New Hampshire.  Since 2006 Mr. Lloyd has been the President and Chief Executive Officer and a director of Brazilian.  Mr. Lloyd serves as the corporate secretary for Brazilian (since 1990) and for Jaguar.

Adriano Luiz do Nascimento, Vice-President of Exploration and Engineering

Mr. Nascimento is a mining engineer with over 20 years experience in the Brazilian mining sector, with expertise in underground mining. He held the position of senior engineer of AngloGold Ashanti for 11 years, where he was responsible for the production department of several mines, including Mina Grande, the deepest and one of the oldest mines in Brazil with production of 200,000 ounces of gold per year.

Robert C. Zwerneman, Vice-President of Corporate Development and Director of Investor Relations

Mr. Zwerneman has spent most of his professional career in corporate development and investor relations roles in the mining business with firms such as New Orleans-based Freeport-McMoRan, which had operating and ownership interests in Freeport Gold, Freeport-McMoRan Copper & Gold, Freeport Sulphur Company, Agrico and other natural resource companies, including International Minerals and Chemical Company. Prior to joining Jaguar in 2006, Mr. Zwerneman served as the Director of Investor Relations for Global Power Equipment Group, a Tulsa-based engineering and manufacturing firm, from 2001 to 2006. Mr. Zwerneman is a professional commodity economist by training and earned his Bachelors and Masters degrees from Texas A&M University.

Corporate Cease Trade Orders or Bankruptcies

Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:

(i)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Messrs. Dow, Lloyd and Titcomb are directors of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005.  Mr. Lloyd is President and Chief Executive Officer and a director of Brazilian.    The British Columbia Securities Commission and the Ontario Securities Commission issued cease trading orders against Brazilian on May 11 and May 19, 2009, respectively, because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2008.  Brazilian filed such documents on June 11, 2009, and the cease trading orders were lifted in July 2009.  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trading orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2006.  Brazilian filed such financial statements and management discussion and analysis on October 17, 2007, and the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trading orders in December 2007.  The Ontario Securities Commission issued a temporary cease trading order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2005.  Brazilian filed such financial statements and management discussion and analysis on May 19, 2006 and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its failure to file interim financial statements and management discussion and analysis for the quarter ended September 30, 2005.  Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006.  A temporary cease trading order was also issued by the Ontario Securities Commission against the management and insiders of Brazilian on June 10, 2001.  This order was rescinded on July 30, 2001.  On June 10, 2003, the TSX-V suspended trading of Brazilian’s common stock as a result of a cease trade order issued by the British Columbia Securities Commission and the Ontario Securities Commission for Brazilian’s failure to file financial statements on a timely basis.  These cease trade orders were lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.  The TSX-V trading suspension was lifted on October 16, 2003.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and orderly realization in 2004.

Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001.  Mr. Roller had no stock or any other interest in Century.  After Century operated in Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.

Conflicts of Interest

Certain directors and officers of Jaguar and its subsidiaries are associated with other reporting issuers or other corporations, and such relationships may give rise to conflicts of interest.  Specifically, Daniel R. Titcomb and William E. Dow are directors of both Jaguar and Brazilian; Mr. Titcomb is also President and Chief Executive Officer of Jaguar; Mr. Lloyd is a director, President and Chief Executive Officer of Brazilian and Secretary of Brazilian and Jaguar.  Jeffrey Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian and was the Treasurer of Jaguar until May 11, 2006.  As of March 22, 2010, Brazilian held 1.9% of the currently outstanding common shares.  Mr. Cardoso is a shareholder and director of IMS and Mr. Nascimento is a shareholder of IMS.  As of March 22, 2010, IMS held 1.3% percent of the currently outstanding common shares of Jaguar.  Further, Jaguar is a party to a management agreement with IMS pursuant to which IMS receives certain monthly fees and a lease agreement with Brazilian, which includes an occupancy and administrative services arrangement, pursuant to which Brazilian receives certain monthly fees.  Jaguar was the lender of secured and unsecured loans to Brazilian, which loans were repaid in full in 2006.

Audit Committee

As of March 22, 2010, the members of the Audit Committee are Messrs. Burns, German and Griffiths.  Mr. Burns is the Chair of the Committee.  Messrs. Burns, German and Griffiths are independent within the meaning of National Instrument 52-110.  All three members are financially literate within the meaning of National Instrument 52-110.

For a description of the biographies of the Audit Committee members, see “Directors and Executive Officers”.

The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Statement.

Audit Fees

During the fiscal years ended December 31, 2008 and December 31, 2009, KPMG LLP, Chartered Accountants (“KPMG”), charged Jaguar a total of Cdn.$544,662 and Cdn.$654,000 respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2008 and December 31, 2009, KPMG charged Cdn.$273,939 and Cdn.$263,000, respectively, for assurance and related services that are reasonably related to the performance of the auditor review of Jaguar’s financial statements but are not reported above in “Audit Fees”.  Such services related to professional services in connection with a prospectus and financial statement reviews.

Tax Fees

In each of the fiscal years ended December 31, 2008 and December 31, 2009, KPMG billed Cdn.$nil and Cdn.$47,500, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2008 and December 31, 2009, KPMG billed Cdn.$nil and Cdn.$25,000 for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) a management agreement pursuant to which (A) for the year ended December 31, 2007, Jaguar incurred fees of US$747,000 to IMS Engenharia Mineral Ltda. (“IMS Engenharia”)for management services provided to MSOL, and (B) for the year ended December 31, 2008, Jaguar incurred fees of US$854,000 to IMS Engenharia for management services provided to MSOL; (ii) (x) Jaguar incurred occupancy fees to Brazilian of US$150,000 in 2007 and consulting fees and administrative service charges of US$444,207 to Brazilian in 2007 and (y) Jaguar incurred occupancy fees to Brazilian of US$180,000 in 2008 and consulting fees and administrative service charges of US$338,460 to Brazilian in 2008; (iii) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was repaid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5 percent on Prometálica’s Monte Cristo zinc project; (iv) Jaguar’s subsidiaries MSOL and MTL were required to pay an employment claim to a former MSOL employee, but since these subsidiaries were owned by Brazilian and other Brazilian companies at the time of the claim, Brazilian has guaranteed the amount owed to Jaguar of R$378,000 (US$197,000).

With respect to the loan agreement between MSOL and Prometálica discussed above, on August 11, 2008, Prometálica filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  At this time, the financial impact of this action on Prometálica is indeterminate.  Prior to the filing, the primary shareholders of Prometálica, Brazilian and IMS, provided a guarantee of Prometálica’s obligation to MSOL.  This guarantee will ensure the recovery of the net smelter royalty due from Prometálica.  As at March 22, 2010, the amount of the obligation is approximately US$1,000,000.

Lúcio Cardoso, the Chief Operating Officer of Jaguar, owns or controls 30% of the stock of IMS.  Adriano Luiz do Nascimento, Vice-President of Exploration and Engineering of Jaguar, also owns or controls 30% of the stock of IMS.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts that Jaguar has entered into since January 1, 2008 or that it entered into prior to 2008, and are in effect are as follows:

2007 Shareholder Rights Plan

See “DESCRIPTION OF CAPITAL STRUCTURE” for a description of the Shareholder Rights Plan adopted by the Board on January 31, 2007.  The Shareholder Rights Plan is attached as Schedule B to the Material Change Report that was filed February 1, 2007 on www.sedar.com.

2008 Underwriting Agreement

On February 6, 2008, Jaguar entered into an underwriting agreement with RBC, TD Securities, BCI, BMO and Raymond James Ltd pursuant to which it offered 8,250,000 common shares at a price of CDN$13.40 per share for proceeds of CDN$110,550,000.  Pursuant to the underwriting agreement, the underwriters received a commission of 4.5 percent of the aggregate proceeds of the offering.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the common share offering.

2009 Underwriting Agreement

On February 12, 2009, Jaguar entered into an underwriting agreement with RBC, BCI, TD Securities and M. Partners Inc. pursuant to which it offered 13,915,000 common shares at a price of Cdn.$6.20 for proceeds of Cdn.$86,273,000.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the common share offering.

2009 Purchase Agreement

On September 10, 2009, Jaguar entered into a purchase agreement with J.P. Morgan Securities Inc. and Jefferies & Company, Inc. pursuant to which it offered an aggregate principal amount of US$159.1 million aggregate principal amount of 4.50% Senior Convertible Notes due November 1, 2014.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the Note offering.

2009 Note Indenture

On September 15, 2009, Jaguar entered into a note indenture with the Bank of New York Mellon and BNY Trust Company of Canada pursuant to which Jaguar issued US$159.1 million aggregate principal amount of 4.50% Senior Convertible Notes due November 1, 2014.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the note offering.

INTERESTS OF EXPERTS

Certain disclosure with respect to Jaguar’s properties contained herein or in documents incorporated herein by reference is derived from reports prepared by TechnoMine and PAH.  Neither TechnoMine nor its principal, Ivan C. Machado, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar.  Neither PAH nor its Chief Geologist, Barton G. Stone C.P.G., owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.

ADDITIONAL INFORMATION

Additional information relating to Jaguar may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2009.

APPENDIX A

Charter of the Audit Committee of the Board of Directors

History of the Charter

Adopted by the Board:	May 12, 2005
Amended by the Board	July 16, 2007

Purpose of the Committee

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company, including the preparation of any report required by United States Securities and Exchange Commission to be included in the Company's Form 20-F, Form 40-F, or other applicable form.

Charter

A.         Duties

The Committee’s primary duties and responsibilities are to serve as an independent and objective party and to:

1.	Conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

2.	Assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

3.
Review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

4.
Select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration;

5.	Set clear policies regarding the hiring of employees or former employees of the Independent Auditors by the Company;

6.	Monitor the quality and integrity of the Company’s financial statements and other financial information; and

7.	Provide oversight to related party transactions entered into by the Company.

B.         General Authority

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Committee shall have unrestricted access to the books and records of the Company and has the authority to communicate directly with internal and Independent Auditors.

The Committee shall have the authority to engage independent counsel and other advisors and experts as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee.  The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part D of this Charter.

C.        Composition and Meetings

1.
The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario) and all applicable securities regulatory authorities, including the Canadian Securities Administrators (the “CSA”).  Each member of the Committee shall be financially literate.

2.
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.  The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.
Each member of the Committee shall be “independent” (as defined under the Multilateral Instrument 52-110 of the CSA).  Each member of the Committee shall be financially literate (as defined in Multilateral Instrument 52-110).

4.
The Committee shall meet at least once quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.  A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee.  A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board.  The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.  The Committee may also report to the Board on a regular basis with such recommendations and other matters as the Committee may deem appropriate, so that the Board is informed of the Committee’s activities.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose.  Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

D.         Responsibilities

1.	Financial Accounting and Reporting Process and Internal Controls

a.
The Committee shall review the Company’s annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the Company’s interim financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited and interim financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

b.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

c.
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or interim earnings.

d.
The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

e.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

f.
The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

g.	The Committee shall provide oversight to related party transactions entered into by the Company.

h.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived or extracted from the Company’s financial statements and periodically assess the adequacy of those procedures.

2.	Independent Auditors

a.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

b.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.

c.
The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors.  The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

d.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

e.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

f.
The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

g.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

3.	Whistleblower

The Committee shall oversee the following procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

a.	The Company will promptly forward to the Committee any complaints that it has received regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

b.
Any employee of the Company or any of its subsidiaries may submit, on a confidential and anonymous basis if the employee so desires, any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  All such concerns will be set forth in writing and forwarded in a sealed envelope addressed to the attention of the chairman of the Audit Committee, c/o the Company’s United States general legal counsel at the address set forth at the Company’s website, in an envelope labeled with a legend such as: “To be opened by the Audit Committee only.  Submitted pursuant to the Jaguar Mining Inc. Whistleblower Policy.”  If an employee would like to discuss any matter with the Committee, the employee should indicate this in the submission and include a telephone number at which he or she can be reached, should the Committee deem such communication is appropriate.

c.	Following the receipt of any complaints submitted, the Committee will investigate each matter so reported and take such corrective and disciplinary actions, if any, as it considers appropriate.

d.
The Committee may enlist employees of the Company and/or outside legal, accounting or other advisors, as appropriate, to conduct any investigation of complaints regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.  In conducting any investigation, the Committee shall use reasonable efforts to protect the confidentiality and anonymity of the complainant.

e.
It is the policy of the Company that employees will not be discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against as a result of any complaint made hereunder in good faith.

f.	The Company shall make this policy available to all employees.

g.	The Committee will retain as a part of its records any such complaints or concerns for a period of at least seven (7) years.

4.	Review of Charter and Self-Assessment

a.	The Committee shall review and reassess annually the adequacy of this Charter.

b.           The Committee shall review annually the Committee’s own performance.

5.	Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.